
HEINZ
EST 1869 EST
TOMATO
KETCHUP
HEINZ
America's Favorite Ketchup™


HEINZ
1869
TOMATO
KETCHUP
HEINZ
57 VARIETIES
Easy Squeeze
No Wait, No Mess™
CLASSICO
DI NAPOLI
KECAP
zesty
garlic
575mL


SABE
MEJOR
HEINZ
57
VARIETIES
HEINZ
SALSA DE
TOMATE
KETCHUP
Peso Neto: 567 g
Net Wt. 20 oz
S.N.M. 138
HEINZ
organic
Salad
Cream
57
THE ORGANIC RECIPE
JACK DANIELS
OLD TIME QUAL
Grilling Sa
16 FL OZ
Banana
Sauce
Product of the Philippines


Ore Ida
HOT BITES
BAGEL BITES
Main Street Bistro
prêt à déguster
STÉRILISATION ULTRA RAPIDE
100g
Plasmon
OASI ECOLOGICA
FRAGOLA e CREMA di LATTE
HEINZ
猪肉土豆



Wattie's
EST 1934 EST
Chicken Chow Mein
Tender chicken, vegetables & noodles in an asian style sauce
Wattie's
Chicken Chow Mein
BUFFALO WINGS
T.G.I. FRIDAY'S
WITH DRESSING
Greenseas
TUNA
SmartOnes
Bistro
Roasted Turkey Breast
BOSTON
Home Style Meals
MARKET
EINZ
EST 1869 EST
AKED
EANS
n tomato sauce
57
VARIETIES
HEINZ
TODDLER
Pasta & Meat Sauce
from about 12 months
RIED TOMATO & HERB
DRESSING
Ore

Financial Highlights

H.J. Heinz Company and Subsidiaries

(Dollars in thousands, except per share amounts)	*2002 (52 Weeks)*	*2001 (52 Weeks)*	*2000 (53 Weeks)*
Sales	$9,431,000	$8,820,884	$8,939,416
Operating income	1,590,471	982,354	1,733,099
Income before cumulative effect of accounting changes	833,889	494,918	890,553
Net income	833,889	478,012	890,553
Per common share amounts:			
Income before cumulative effect of accounting changes—diluted	$ 2.36	$ 1.41	$ 2.47
Net income—diluted	2.36	1.36	2.47
Cash dividends	1.6075	1.545	1.445
Book value	4.90	3.94	4.59
Capital expenditures	$ 213,387	$ 411,299	$ 452,444
Depreciation and amortization expense	301,697	299,166	306,483
Property, plant and equipment, net	2,250,074	2,168,380	2,358,753
Cash, cash equivalents and short-term investments	$ 206,921	$ 144,220	$ 154,129
Operating working capital	1,360,121	1,188,331	1,066,325
Total debt	5,345,613	4,885,687	4,112,401
Shareholders' equity	1,718,616	1,373,727	1,595,856
Average common shares outstanding—diluted	352,871,918	351,041,321	360,095,455
Current ratio	1.34	0.85	1.49
Debt/invested capital	75.7%	78.1%	72.0%
Pretax return on average invested capital	23.2%	16.4%	31.4%
Return on average shareholders' equity	53.9%	32.2%	52.4%

All periods presented include significant nonrecurring items, see Management's Discussion and Analysis for details.
All earnings per share amounts are on an after-tax diluted basis.
Sales for 2002, 2001 and 2000 reflect the adoption of the new EITF guidelines relating to the classification of consideration from a vendor to a purchaser of a vendor's products, including both customers and consumers. Amounts previously reported for 2001 and 2000 were $9,430,422 and $9,407,949, respectively.

SHAREHOLDER MESSAGE: A HISTORIC TRANSACTION

This transaction is designed to make Heinz a more focused, predictable and faster-growing company.

Please see pages 47 & 48 for a discussion of cautionary factors that may be relevant to the forward-looking information included in this report.

Dear Fellow Shareholders: The results of Fiscal 2002 have been somewhat overtaken by the historic June 13 agreement between Heinz and Del Monte Foods, a transaction designed to unlock shareholder value. Although that very positive agreement is the focus of this letter, I would like to first set the stage with a few highlights from the past year. Fiscal 2002 was characterized by both achievements and challenges. We achieved a nearly 7% increase in sales for the year, due primarily to several exciting acquisitions and the continued success of our innovation strategy. Key acquisitions included *Classico* premium pasta sauces, *Delimex* frozen Mexican foods, *Poppers* frozen snacks, and licensing rights for the *T.G.I. Friday's* brand of frozen appetizers.

Our increasing focus on innovation and marketing also strengthened Heinz's brands, with consumer and trade marketing spending increasing a combined 11.6%. Innovations included purple and mystery varieties of *EZ Squirt* kids' condiments, *Jack Daniel's* grilling sauces, *StarKist Lunch to Go*, *Heinz Ketchup Kick'rs*, *Boston Market HomeStyle* pot pies, *Ore-Ida Funky Fries*, *Pup-Peroni Nawsomes* dog snacks, new organic varieties of ketchup in the U.S. and *Heinz Simply* baby food in the U.K.

The strength of our brand is reflected by *Heinz* ketchup, where market shares reached a record 60% in the U.S. and 66% in the U.K., driven by continued innovations. *Smart Ones* and *Boston Market HomeStyle Meals* scored double-digit sales growth behind new campaigns featuring Kristi Yamaguchi and Larry Bird.

Cash flow from operations improved substantially to $891 million, from $506 million in the prior year, and we made great progress in setting the stage for future improvement in working capital.

Heinz recorded diluted earnings per share of $2.39 in Fiscal 2002 (*excluding special items*), in line with the company's earnings outlook of November 8, 2001 and the subsequent market consensus. This was 6.3% below the prior year, reflecting the challenges in pet food and Australia/New Zealand; the strength of the U.S. dollar; and the impact of the economic slowdown on foodservice.

We are building on our achievements and addressing our challenges aggressively. We look for currency exchange rates to be more favorable in the coming year. We have new, highly motivated management in Australia/New Zealand. Most importantly, foodservice appears to be recovering.

Finally, we are preparing for a stronger future and strengthening our businesses by addressing the portfolio issues that have obscured our great progress in frozen food and ketchup, condiments and sauces. This will be accomplished through the transformative Heinz/Del Monte transaction whereby Heinz will spin off its U.S. and Canadian pet food and pet snacks business and its U.S. tuna, infant feeding, retail private label soup and gravy and *College Inn* broth businesses and merge them with Del Monte Foods. This has the potential to create a "win-win" for not only Heinz shareholders, but also our employees and the communities in which we operate.

The strategy behind this transaction is to make Heinz a more focused, more predictable and faster-growing business. It will enable us to leverage our greatest strengths in a more effective manner. *First, we will*



"This transaction brings Heinz closer to its vision of being the world's premier food company."

— *William R. Johnson*
Chairman,
President and
Chief Executive
Officer

have a stronger portfolio, with a U.S. business that will rank among the best in the food industry. Our global business, post transaction, has grown sales at a healthy 5% annual rate over the past two years, compared to 2.6% for the pre-transaction business. This performance includes growth rates of 7% for North American grocery, 16% for Heinz Frozen Food and 7% for Europe.

Second, this transaction will greatly simplify Heinz and refocus our U.S. business against two highly profitable categories (Ketchup, Condiments & Sauces and Frozen Foods) and two strong channels (retail grocery and foodservice) where we have a proven track record and a pipeline of exciting innovations. Globally, we plan to increase marketing by more than $100 million in Fiscal 2003 to support this innovation. We will be able to spend more on fewer businesses and drive faster growth.

Third, we anticipate Heinz will be more transparent, with a sharper focus on two strategic food platforms: *Meal Enhancers* — like ketchup, condiments and sauces around the world — and *Meals & Snacks*, both frozen and ambient, for all ages, from infants to teens to adults.

Fourth, this transaction should unlock significant shareholder value. It removes businesses that have experienced negative trends and whose margins are lower than our post-transaction core. Additionally, the increased focus, better growth prospects and more predictable performance should support an expanded price/earnings multiple.

We will, as part of this transaction, adjust our dividend beginning April 2003 to recognize the company's smaller size and free up substantial cash flow to help underwrite additional marketing and/or pay down debt. We expect to pay an indicated annual dividend of $1.08 per share starting in April 2003, a 33% reduction from the present rate of $1.62 per share. We recognize the importance of the dividend to many of our shareholders and, for this reason, have provided time to adjust to the new payout. The dividend remains an important part of Heinz's commitment to shareholder value. Following the adjustment, we anticipate a dividend payout ratio slightly better than our peer group average of 48% and in the top quartile of the S&P 500 (whose average is 29%). Our current dividend payout represents almost 70% of earnings and greatly limits the company's ability to grow. We believe that investing some of these resources in faster growth will provide Heinz shareholders greater, more tax-efficient value in the long run.

The transaction should immediately improve Heinz's debt position, reducing our debt by approximately $1.1 billion on the date of closing. We aim for a further $1 billion reduction in debt by the end of Fiscal 2005.

This is a powerful initiative, which Heinz has contemplated for some time but would not transact without a suitable partner. We have found that partner in Del Monte, which should become a center-of-store powerhouse by adding *StarKist*, *9-Lives*, *Pup-Peroni* and *Kibbles 'n Bits*.

Del Monte's already-proven management team will benefit from an infusion of outstanding new talent from Heinz. The company's new businesses will bring superior margins and returns versus Del Monte's present portfolio and therefore should prosper through increased investment and focus. Importantly, the businesses will remain in Pittsburgh, a key consideration, as we wanted to minimize disruption to our employees and communities. These new businesses will give Del Monte increased scale, greater retail leverage, significant opportunities for operating synergies and a much-improved stable of brands.

Fiscal 2003 will be a transition year, as this transaction is not likely to close until almost three-quarters through the fiscal year. Accordingly, our Fiscal 2003 outlook seeks to establish a solid new performance benchmark that reflects the significant increase in our marketing investment and related transaction costs. Our estimated EPS target for Fiscal 2003 from continuing operations is around $2.00 per share, excluding deal-related charges.

Looking ahead, Heinz will be well positioned with a superior margin and growth profile. From our new base, our goal is to deliver consistent performance across a wide range of indicators, such as sales and earnings growth, improved cash flow and return on invested capital.

On a personal note, I want to acknowledge the contributions of Heinz officers concluding their tenures with the company. Dave Williams is retiring from Heinz and its board in September after 35 years. I want to pay special tribute to his outstanding leadership in Europe. Heinz will nominate Dave to the post-transaction Del Monte board. Paul Renne, a 28-year veteran, retired from the board and Heinz in December. He was a highly regarded steward of our finances. Dick Wamhoff, retiring in September after 34 years, deserves special thanks for his achievements in many senior roles, most recently in Asia/Pacific. I also wish to recognize Bill Goode, who will leave in December after 39 years of stellar service across many Heinz businesses. In July, Karyll Davis winds down her Heinz career. During 26 years, she has made valuable contributions, particularly as corporate secretary.

In conclusion, the Heinz/Del Monte transaction furthers Heinz's vision of being the world's premier food company. This is an exciting time for Heinz, and we look forward to delivering on the great promise and potential that we see before us in the coming years.

Bill Johnson

William R. Johnson
Chairman, President & Chief Executive Officer

Heinz pleases British families hunting for great meals with traditional fare and new imports, such as Main Street Bistro frozen meals.


Main Street Bistro
Malaysian Chicken Curry
HEINZ
BAKED BEANS
57
HEINZ
TOMATO KETCHUP
Main Street Bistro
Creamy Pepper Steak


pret a deguster
THON AU NATUREL
PETIT NAVIRE

HEINZ TRANSFORMED

Heinz and Del Monte announced a definitive agreement on June 13, 2002, by which Heinz will spin off its...

- ☐ U.S. and Canadian pet food and pet snacks;
- ☐ U.S. tuna, retail private label soup and gravy and *College Inn* broths; and
- ☐ U.S. infant feeding business.

These businesses will be combined into a newly created, wholly owned subsidiary, which will in turn be immediately merged with Del Monte, essentially creating two new, stronger and better-positioned companies.

TRANSACTION OVERVIEW


Heinz
SPIN-OFF:
— U.S. + CANADA PET FOOD & PET SNACKS
— U.S. TUNA
— U.S. PRIVATE LABEL SOUP & GRAVY / *COLLEGE INN* BROTHS
— U.S. INFANT FEEDING
Del Monte Quality
NEW
Del Monte Quality

Based on the exchange ratio and assuming Heinz's current, fully diluted capitalization, Heinz shareholders will receive — in addition to retaining their current Heinz shares — approximately 0.45 shares of new Del Monte company common stock for every share of Heinz common stock they hold. As a result, Heinz shareholders will own 74.5% of the new Del Monte at the close of the transaction — although the two companies will be entirely independent. The transaction is expected to close at the end of calendar 2002 or early 2003, subject to regulatory and IRS approvals.

HEINZ SHAREHOLDER STAKE IN NEW DEL MONTE


Heinz Shareholders
To Own 74.5%
Of New Del Monte:
DEL MONTE
25.5%
HEINZ 74.5%
100 Shares of Heinz =
100 Shares of Heinz
and
45 Shares of Del Monte

Tuna in a pouch, like France's Petit Navire, *creates a whole new taste sensation.*

Fiscal 2003 net sales for Heinz from continuing operations are estimated to be $8.0 billion. Approximately 44% will come from the U.S., 36% from Europe and 20% from Asia/Pacific, Latin America and Africa. Heinz will become, following this transaction, the most internationally diversified U.S.-based food company.

As a result of the transaction, Heinz will receive approximately $1.1 billion in cash that will be used to retire debt. Heinz has targeted an additional $1 billion debt reduction by the end of Fiscal 2005.

A stronger growth platform. This transformation will produce a more focused and faster-growing Heinz, with growth built around two strategic food segments: Meal Enhancers and Meals & Snacks.


Soep

Meal Enhancers

Heinz is a world leader in meal enhancement, with favorite brands of ketchup, condiments and sauces in North America, Europe, Latin America and along the Pacific Rim. *Heinz* tomato ketchup has achieved record shares in a host of markets, including the U.S. and U.K., aided by the launch of *EZ Squirt* kids' condiments, which is being extended to a full range of kids' sauces. *Heinz Ketchup Kick'rs* is a flavorful innovation on the classic theme, and the *Classico* brand adds premium pasta sauces to the lineup. *ABC* "kecap" and other soy sauces are tops in Indonesia's populous market as are *Jufran* sauces and *UFC* banana ketchup in the Philippines.



Heinz is a European powerhouse, with its beloved baby food brands in Italy (right) and the champion Honig *and* HAK *lines in the Netherlands.*


Bio-dieterba
vitello


UFC
CATSUP

Jack Daniel's grilling sauces and *Mr. Yoshida's* marinades give Heinz a growing presence on the grill. In restaurants and fast-food establishments, Heinz is a premier player in the U.S. and a growing presence in Europe. The *Heinz* ketchup bottle is a tabletop icon; and single-serve packets of ketchup, condiments, dressings and sweeteners from *Heinz* and *PPI* adorn counters and serving aisles across North America.

Meals & Snacks

Heinz has an abundance of number-one brands across the world in both frozen and shelf-stable meals & snacks. A growing frozen repertoire includes U.S. favorites like *Ore-Ida* potatoes, *Smart Ones* entrées and *Boston Market HomeStyle Meals*; along with U.K. varieties, such as *Weight Watchers from Heinz* and *Main Street Bistro* entrées and *Linda McCartney* meat-free meals. Devotees of the snack zone love *Bagel Bites*, as well as *T.G.I. Friday's*, *Delimex* and *Poppers* snacks. Additionally, Heinz is developing a strong presence in foodservice frozen products with varieties such as *Chef Francisco* and *Quality Chef* soups and *Alden Merrill* frozen desserts. "Heinz meanz beans" in the U.K., as well as soups and pasta meals, where innovations include microwaveable *Soup Cups* — a convenient concept imported from Australia. Italy's *Plasmon* is number one in infant feeding, with the *Heinz* baby food brand holding top positions in the U.K., Canada, Venezuela, Australia and China. *Wattie's* is among the most powerful brands in New Zealand, offering a wide range of meal solutions; and the *Honig* and *HAK* brands provide Dutch consumers terrific varieties of dried soups, meals and vegetables. Seafood lovers in Europe savor brand leaders *John West* and *Petit Navire*, while Australians turn to *Greenseas* for tuna.

A winning portfolio. The refocused Heinz portfolio of brands and businesses will be among the best in the world across a multitude of retail and foodservice channels.

Heinz's portfolio will be concentrated on top-selling, high-margin, world-class brands. The top 15 brands, which each now generate more than $100 million in annual sales, will account for nearly two-thirds of total sales. Leading the way will be the iconic *Heinz* brand, whose approximately $2.5 billion in annual sales will represent almost one-third of total company sales. The *Heinz* brand is a true consumer icon — spanning ketchup, soups, sauces, convenience meals, baby foods and juices worldwide. Heinz will hold number-one or number-two positions in



Heinz combines great taste and great nutrition in creative products, such as UFC banana ketchup in the Philippines.

more than 50 countries and derive 75% of its annual sales from number-one or number-two category leaders.

Heinz's brand strength extends across all demographic groups, ranging from *Plasmon*, *Heinz* and *Farley's* infant foods to *EZ Squirt* kids' condiments and *Bagel Bites* frozen snacks for Tweens and Teens to *Smart Ones* frozen entrées, microwaveable *Heinz* soups and *Classico* premium sauces for adults — and, of course, *Heinz* ketchup for all ages.

Heinz plans to increase marketing support behind these icon brands with more than $100 million incremental marketing investment planned for Fiscal 2003.

A powerful innovation pipeline. Heinz will be able to focus more resources and expertise on an outstanding array of innovative products


Greenseas
PINK SALMON
Wattie's



and packaging to drive growth. New Meal Enhancers include *Heinz Easy Squeeze* clean and convenient upside-down ketchup bottle and foodservice innovations, such as the *Heinz SmartChoice Pump* dispenser and *Twice As Much* single-serve ketchup packets.

New Meals & Snacks concepts include *Smart Ones Smartwich* handheld meals, *Boston Market HomeStyle* pot pies, and the U.K. launch of microwaveable *Heinz Soup Cups* and *Main Street Bistro* frozen entrées.

A focus on the bottom line. The Heinz/Del Monte transaction should significantly enhance Heinz's ability to deliver margin improvement and

Heinz offers an armful of big brands (left) to please shoppers "Down Under."

Consumers on the go "insist on Heinz" — especially ketchup — wherever they dine.


HEINZ
TOMATO
KETCHUP
HEINZ
TOMATO
KETCHUP


HEINZ
FUNKY PURPLE
HEINZ
GREEN
CLASSICO
HEINZ
TOMATO
HOT BITES
Ore-Ida
BAGEL BITES
Microwaveable
9 cheese, Sausage & Pepperoni
BOSTON MARKET
Home Style Meals
T.G.I.
STUFFED CREAM
Ore-Ida
Delimex
CLASSICO
CLASSICO

consistent earnings growth. The transformed Heinz will have a more focused portfolio, concentrated on higher-margin, higher-growth businesses. This transaction will allow Heinz to accelerate plans to significantly upgrade and integrate IT systems and process capabilities to drive down costs. The company also expects to enjoy higher-than-historic gross margins.

Heinz's refocused portfolio also should see improved cash flow and returns. The performance of its simplified North American supply chain will benefit from far fewer SKUs and manufacturing facilities to manage.

Working capital reduction will be a major emphasis. Given the more seasonal and more commodity-oriented nature of the businesses to be spun off, Heinz expects to greatly improve upon its cash conversion cycle of 92 days in Fiscal 2002. This anticipated increased cash flow will provide new flexibility for growth and debt reduction.

Finally, the realignment of Heinz's dividend policy will make its payout more comparable to peer companies and free up cash to support marketing, pay down debt and invest in future growth.

SIMPLER, MORE EFFICIENT SUPPLY CHAIN (IMPROVING CASH AND RETURNS IN NORTH AMERICA)

	PRIOR TO TRANSACTION	AFTER TRANSACTION
SKUs	13,100	7,300
Plants	33	25
Distribution Centers	13	6
Suppliers	1,000	500

Superior talent. Heinz's transformation includes initiatives to attract, develop, reward and retain the best people. The company is revising its compensation plans to move from a historic reliance on sales and operating income to a broader set of incentives to encourage balanced performance against all of Heinz's growth goals. Heinz is also realigning its organization to simplify the corporate structure and leverage experienced leadership. Two individual Executive Vice Presidents will now be responsible for 90% of Heinz's operating profits — greatly increasing the company's focus and performance transparency.

Other organization improvements will include more accountable and focused shared services in North America and Europe and a U.S. sales team with greater customer focus and execution capability.



U.S. consumers savor a basket of great Heinz brands from the pantry shelf and the freezer case.

These features will distinguish Heinz as a premier performer and define Heinz's transformation into a business with:

- ☐ World-class brands in attractive categories;
- ☐ A stronger top line;
- ☐ Better business mix;
- ☐ Higher margins;
- ☐ A more disciplined global organization;
- ☐ A simpler North American supply chain;
- ☐ Better focus against growth opportunities;
- ☐ Greater financial flexibility; and
- ☐ A high-return marketing strategy against historically strong and proven brands.



All of which translate into exciting opportunities for the transformed Heinz in the years to come.

Indonesia's favorite soy sauce, ABC, (left) is also the world's number-two brand.

Generations of Canadian consumers enjoy Heinz products at every stage of life.


HEINZ
Organic
Whole Grain Rice Cereal with Banana
HEINZ
Barley Cereal
Céréales d'orge
HEINZ
Rice Cereal
Céréales de riz


HEINZ

In Fiscal 2002, Heinz sales rose 6.9% to $9.43 billion, powered by leading brands and a continuing focus on acquisitions, innovation and marketing.

Ketchup, Condiments and Sauces *Heinz* ketchup set records with a 60% share of the U.S. retail market and 66% in the U.K. and increased its number-one standing in many markets from Canada to Germany to Sweden.

Heinz captivated consumers of all ages by launching bold new varieties of *Heinz* ketchup and a virtual rainbow of kid-pleasing condiments. Heinz extended the innovative line of kids' condiments with the successful debut of *Heinz EZ Squirt Funky Purple*, whose sales built on the popularity of its groundbreaking predecessor, *EZ Squirt Blastin' Green*.

EZ Squirt Funky Purple and *EZ Squirt Red* got a boost from the video release of Universal Studios' box-office smash, *How the Grinch Stole Christmas*. Two million limited-edition *EZ Squirt* bottles featured characters from the film.

Heinz ketchup hit a record 60% retail market share in the U.S. and 66% in the U.K.

After the record-breaking premiere of *EZ Squirt Funky Purple*, Heinz rolled out *EZ Squirt Mystery Color* in three varieties: *Passion Pink*, *Awesome Orange* and *Totally Teal*. *EZ Squirt Mystery Color* packaging keeps the colorful identity of each variety a secret until opening.

Children weren't the only consumers to get a kick out of *Heinz* ketchup. *Ketchup Kick'rs*, a new line of flavored ketchup, feeds adult passions for bolder flavors. *Kick'rs* were introduced in three mouth-watering recipes: *Zesty Garlic*, *Hot & Spicy* and *Smoky Mesquite*. In Canada, Heinz introduced a similar product line called *Kickers*.

In the U.S., the company unveiled another on-trend product, *Heinz Organic Ketchup*, for those consumers who prefer certified organic tomatoes and other natural ingredients.

In the U.K., *Heinz Organic Tomato Ketchup* captured a 78% volume share of that nation's organic ketchup market. Heinz introduced British consumers to green and orange *Eazy Squirt* sauces made with *Heinz* ketchup. Elsewhere in Europe, *Heinz* ketchup attained record shares in Denmark, Finland and Ireland. In Germany, Europe's largest ketchup market, *Heinz* has become the number-one brand.

Heinz presents quality and nutrition to babies in China, the world's largest developing market.

Heinz is the leading ketchup company in Costa Rica and Venezuela, reaching record market shares in both countries. In Thailand, *Heinz* ketchup's market share rose to 37%; and the company rolled out *Heinz Plus*, a new vitamin-fortified ketchup. In Portugal, Heinz launched *Hot*

Ketchup in a squeezable plastic package. Heinz Wattie's introduced *EZ Squirt* in red and green varieties.

In Spring 2002, Heinz announced a breakthrough in ketchup packaging — *Heinz Easy Squeeze*, an upside-down squeezable container, which has earned rave reviews in consumer testing.

Heinz ketchup continued to be the leading foodservice brand at restaurants and other establishments with *Forever Full* bottles. In the U.S., Heinz introduced *Twice as Much*, larger single-serve ketchup packets geared to younger foodservice consumers, and *Heinz SmartChoice Pump*, an easy-to-use restaurant ketchup dispenser.

During this summer, Heinz unveiled a multimillion-dollar advertising campaign encouraging restaurant patrons to "insist on Heinz."

Frozen food sales were hot with a 20% increase in *Smart Ones* entrées and desserts and 11% in *Boston Market*.

Heinz tantalizes taste buds with a dash of bold flavor from premium cooking and grilling sauces, such as *Jack Daniel's* grilling sauces; *Mr. Yoshida's Fine Sauces*, a versatile line of Asian-inspired marinades; and the classic *Heinz 57 Sauce*.

In the U.K., Heinz introduced an organic version of the popular *Heinz Salad Cream*. *Heinz Pasta Sauce* was launched in the Netherlands. In the Philippines, Heinz rolled out new tomato-based sauces and a *Sweet Thai Chili Sauce*. Heinz ABC Indonesia, the world's number-two maker of soy sauce, created new chili and tomato sauces for restaurants. Heinz Wattie's launched a line of Asian sauces in New Zealand.

Overall, Heinz's global sales in ketchup, condiments and sauces increased 9% to $2.7 billion.

Frozen Meals/Snacks Frozen food recorded another hot year for Heinz, paced by strong sales of *Smart Ones* and *Boston Market HomeStyle Meals* and the acquisitions of *Poppers* retail snacks, *Delimex* Mexican foods and the license for *T.G.I. Friday's* snacks. Overall, Heinz's global sales in the fast-growing frozen category rose 15% to nearly $2 billion.

Smart Ones remained a top performer in the nutritional segment as sales of *Smart Ones* entrées and desserts rose 20%. To promote the brand's appeal to women who want a healthy lifestyle, *Smart Ones* became an official sponsor of the United States Figure Skating Association and Olympic champion Kristi Yamaguchi became its first spokesperson. New products included *Bistro Selections Pizzas* and *Smartwich*, a handheld entrée.

Sales of *Boston Market HomeStyle Meals* rose 11%, building on its great success in Fiscal 2001. New product introductions included *Boston Market HomeStyle* pot pies. Former Boston Celtics basketball star Larry Bird continued to score big points as brand spokesman.

Building on the success of *Bagel Bites* frozen snacks, Heinz created *Hot Bites*, a line of heat-and-eat pizza and potato varieties. Skateboarding champion Tony Hawk starred in the first *Hot Bites* television commercials, and the brand sponsored the ESPN X Games.

Ore-Ida, the leading maker of retail frozen potatoes with a 48% U.S. market share, introduced *Funky Fries* for those who crave fun food. *Funky Fries* come in radical flavors and cool colors, including *Cocoa Crispers, Kool Blue, Sour Cream and Jive, Crunchy Rings* and *Cinna-Fries*.

Heinz introduced *Linda McCartney* frozen vegetarian meals to U.S. consumers following the product line's success in the U.K.

Quick-Serve Meals/Soups Quick-serve meals, including soups, beans and pasta, totaled approximately $1.2 billion in sales. In the U.K., "Heinz meanz beans," and the company's volume share increased to 44%. Heinz also increased its share of the beans meals market to 38% in the U.K., reflecting the success of *Cheesy Beans* and *Bean Cuisine*.

Heinz remained the number-one soup brand in the U.K. with a 41% volume share as the company launched new varieties of pouch, canned and organic soups. Innovations in the U.K. included new varieties of *Heinz Microwaveable Big Soup* and new canned pasta products.

In the Netherlands, *Honig World Wide Wrap*, a sandwich alternative, was a winner, gaining a 26% market share in the first year.

In Australia and New Zealand, soup sales rose sharply, led by the success of ready-to-serve soups and single-serve *Wattie's Soup to Go*.

Tuna and Seafood Global tuna and seafood sales were $1 billion. *StarKist Tuna in the Flavor Fresh Pouch* continued to hook consumers, with total sales of $100 million and a 9% dollar share in the U.S.

The wave of innovation continued with introductions of new *StarKist* products: a 3-ounce *StarKist* tuna pouch; *Lunch To Go*, a single-serve pouch lunch kit; and *StarKist Tuna Creations*, a line of marinated flavored pouch tuna. *StarKist* canned tuna was the category leader with a U.S. market share of 42%.

John West tuna increased its leading market share in the U.K. and secured a 90% volume share of the growing pouch tuna market. In France, *Petit Navire* was the number-one name in tuna, and both tuna in a pouch and tuna salads were great hits. *Mareblu*, one of Italy's major tuna brands, launched *Tuna Salads*.

Infant Feeding/Nutritional Infant feeding and nutritional sales were $891 million. Heinz introduced new varieties of *Simply Fruit* and *Simply Vegetable* organic baby foods and other infant feeding products in the U.K., including *Just Add* sauces, *Farley's Bear Biscuits* and new flavors of *Farley's* cereals.

In Italy, *Plada* biscuits held a commanding market share of 82%. The *Plasmon* brand of baby foods launched a number of new products, including starting formula and weaning milk shakes. *BioDieterba* extended its line of organic baby foods.

Heinz's baby food business in Venezuela grew to a 56% share and achieved a 10% share in the new Costa Rican market. In Australia and New Zealand, the launch of *Wattie's* cereals helped boost the company's leading share of the infant cereal market.

In Canada, *Heinz*, the number-one brand, introduced organic baby foods and cereals and *Toddler Fruit Smoothies*, vitamin-fortified juice and yogurt beverages with no added sugar, preservatives or artificial colors or flavors.

Pet Products Pet products sales were $983 million, paced by stronger volumes in high-margin pet snacks, including *Pup-Peroni Nawsomes* dog snacks. *Nawsomes* achieved a 10% dollar share in the U.S. in the first year and recognition as one of the pet industry's top new products. *9-Lives* canned cat food remained an iconic brand, endorsed by the world's most finicky feline, Morris.

Production and Procurement Around the world, Heinz businesses reduced costs significantly by using e-procurement and Internet "reverse" auctions for services and materials. The company continued to focus on enhancing global production capabilities.

In the U.S., Heinz opened a 138,000-square-foot warehouse to store soup and baby food produced at the Pittsburgh factory.

In Venezuela, Heinz consolidated its distribution centers network.

In Asia, Heinz increased production capacity by 15% at its plant in China, and Heinz ABC Indonesia bolstered its annual soy production capacity. Heinz UFC Philippines opened a new plant in Manila. Heinz erected a warehouse in Thailand. Heinz Wattie's began building a national Australian distribution center near Melbourne.

Heinz Field Scoring a marketing touchdown, the company acquired the naming rights to Heinz Field, the new home of the Pittsburgh Steelers, one of the most celebrated teams in the National Football League. The 20-year agreement creates an exclusive showcase to promote Heinz products in one of the world's most popular sports. The cost-effective investment represents just 3/10 of 1 percent of Heinz's annual global marketing budget.

Heinz Field showcases company products to millions of football fans during home games for the Pittsburgh Steelers.

Acquisitions Heinz completed several acquisitions to bolster its portfolio in the fast-growing frozen appetizers and snacks category. In a transaction with Anchor Food Products Inc., Heinz acquired Anchor's *Poppers* retail frozen appetizer business and its licensing rights to the *T.G.I. Friday's* brand of retail frozen snacks and appetizers. Separately, Heinz acquired Delimex Holdings Inc., a leading maker of frozen Mexican foods, and Ethnic Gourmet Foods, the number-two brand of natural/organic frozen entrées.

Heinz completed the acquisition of the pasta sauce and dry bouillon and soup businesses of Borden Foods Corporation. The transaction brought Heinz such brands as *Classico*, the leading premium pasta sauce brand, and *Wyler's* bouillons and soups.

PUBLIC SERVICE AND VOLUNTEERISM

Through grants and in-kind donations, Heinz contributed more than $10 million in Fiscal 2002 to programs that touched people's lives in meaningful and tangible ways.

Sadly, it was a year marked by the terrorist attack on America. Like many other companies, Heinz and its employees made significant contributions to The September 11th Fund.

In Fiscal 2002, the H.J. Heinz Company Foundation awarded 906 grants totaling almost $6.3 million to causes that include children's health and nutrition, education, and the advancement of minorities. As part of its program, the foundation awarded grants to match 704 gifts from Heinz employees on a $2-for-$1 basis.

Heinz and its employees contributed $1.45 million to the United Way



Heinz contributed more than $10 million to programs that touched the lives of people worldwide.

of Allegheny County campaign led by Heinz Chairman, President and CEO William R. Johnson.

Founded in 1951, the H.J. Heinz Company Foundation is committed to promoting the health and nutritional needs of children and families. Its grants helped organizations such as Big Brothers and Big Sisters of Greater Pittsburgh; the Manchester Craftsmen's Guild, a minority-directed center of learning and art in Pittsburgh; the Western Gateway Project in Holland, Michigan, a community revitalization program; and America's Second Harvest in Chicago, Illinois, a hunger-relief organization that distributes food through food banks.

Through a three-year $750,000 grant, the foundation continues to support the research and development of *Supplefer Sprinkles*, an easy-to-use iron and vitamin supplement that is sprinkled on food to prevent anemia among malnourished children. Additional company funding and technical and operation support bring Heinz's total assistance for the project to more than $1 million.

The developer of *Supplefer Sprinkles*, Dr. Stanley Zlotkin of Toronto's Hospital for Sick Children, recently published a study in the *American Journal of Clinical Nutrition*. The study found that adding *Supplefer Sprinkles* reduced anemia rates among children between the ages of 6 to 18 months in Ghana. Trials are underway in Northern Canada and Mongolia, and an efficacy study is being conducted in China. Dr. Zlotkin was awarded the first *Heinz Humanitarian Award*.

In the U.S. and Canada, Heinz contributed $579,000 to a total of 165 hospitals through the annual *Heinz Nature's Goodness* baby food label



drive sponsored by the Children's Miracle Network.

Heinz Frozen Food donated $20,000 to the non-profit Tony Hawk Foundation to develop public skateboard parks in low-income areas.

Heinz ABC Indonesia provided assistance to flood victims. Heinz Wattie's conducted an annual canned product run for charity. In conjunction with suppliers, Heinz Wattie's donated more than 200,000 cans of spaghetti and fruit to local charities. Heinz Italy donated products to a number of organizations and charities.

Among its many projects, the H.J. Heinz Company Foundation supports Family House (left), a home-away-from-home for Pittsburgh hospital patients and their families; and Big Brothers and Big Sisters of Greater Pittsburgh.

Agreement between H.J. Heinz Company and Del Monte Foods Company

On June 13, 2002, Heinz announced that it will transfer to a wholly owned subsidiary ("Spinco") certain assets and liabilities of its U.S. and Canadian pet food and pet snacks, U.S. tuna, U.S. retail private label soup and gravy, *College Inn* broths and U.S. infant feeding businesses and distribute all of the shares of Spinco common stock on a pro rata basis to its shareholders. Immediately thereafter, Spinco will merge with a wholly owned subsidiary of Del Monte Foods Company ("Del Monte") resulting in Spinco becoming a wholly owned subsidiary of Del Monte (the "Merger"). In connection with the Merger, each share of Spinco common stock will be automatically converted into shares of Del Monte common stock that will result in the fully diluted Del Monte common stock at the effective time of the Merger being held approximately 74.5% by Heinz shareholders and approximately 25.5% by the Del Monte shareholders. As a result of the transaction, Heinz will receive approximately $1.1 billion in cash that will be used to retire debt.

The Spinco businesses, which together generate approximately $1.8 billion in annual sales (or approximately 20% of annual Heinz revenues), include the following brands: *StarKist, 9-Lives, Kibbles 'n Bits, Pup-Peroni, Snausages, Nawsomes, Heinz Nature's Goodness* baby food and *College Inn* broths.

The strategic rationale behind this transformative initiative is to make Heinz a more focused and faster-growing business leveraging two strategic platforms of Meal Enhancers (ketchup, condiments and sauces) and Meals & Snacks (frozen and ambient).

Heinz expects to increase marketing by more than $100 million in Fiscal 2003 to support product innovation and to drive growth.

Pending completion of the transaction, Heinz expects it will also adjust its common stock dividend beginning April 2003. The expected indicated dividend will be $1.08 per share, a 33% reduction from the present rate of $1.62 per share, which is consistent with its peer group and above the S&P 500 average.

Upon completion of the transaction, Heinz will be a more global company, with approximately 56% of its sales coming from outside of the U.S. Heinz intends to accelerate its focus on cash flow with improvements in working capital and a limit on capital expenditures. In addition to the approximate $1.1 billion reduction in debt as a result of the transaction, Heinz is targeting an additional $1.0 billion of debt reduction by the end of Fiscal 2005.

Fiscal 2003 will be a transition year, as the transaction is not expected to close until late in calendar year 2002 or early in calendar year 2003. Heinz anticipates restructuring and deal-related costs of approximately $160 million after tax to be incurred in Fiscal 2003. Heinz anticipates that its growth will be based on annualized earnings estimate of $2.00 to $2.05 per share for its realigned, more focused portfolio. The outlook beyond Fiscal 2003 is to target the following improvements:

- 3-4% annualized top-line growth;
- Consistent annualized 8-10% EPS growth;
- A substantial increase in marketing spending as a percentage of sales—up to 5% of net sales by Fiscal 2005;
- A simplified management structure, with greater accountability and commensurate cost-efficiencies going forward; and
- Improved working capital intensity and a better cash conversion cycle.

The Merger, which has been approved by the Boards of Directors of Heinz and Del Monte, is subject to the approval by the shareholders of Del Monte and receipt of a ruling from the Internal Revenue Service that the contribution of the assets and liabilities to Spinco and the distribution of the shares of common stock of Spinco to Heinz shareholders will be tax-free to Heinz, Spinco and the shareholders of Heinz. The Merger is also subject to receipt of applicable governmental approvals and the satisfaction of other customary closing conditions.

Streamline

In the fourth quarter of Fiscal 2001, the company announced a restructuring initiative named "Streamline." This initiative included a worldwide organizational restructuring aimed at reducing overhead costs, the closure of the company's tuna operations in Puerto Rico, the consolidation of the company's North American canned pet food production to Bloomsburg, Pennsylvania (which resulted in ceasing canned pet food production at the company's Terminal Island, California facility), and the divestiture of the company's U.S. fleet of fishing boats and related equipment.

Pretax savings generated from Streamline were approximately $25 million in Fiscal 2002 and are projected to grow to an estimated $40 million a year beginning in Fiscal 2003. Non-cash savings are expected to be less than $6 million per year. The total cost of this initiative will be approximately $315 million. Management estimates that these actions will impact approximately 2,800 employees.

Streamline Status Update

During the first quarter of Fiscal 2002, the company recognized restructuring and implementation charges of $16.1 million pretax ($0.04 per share). [Note: All earnings per share amounts included in Management's Discussion and Analysis are presented on an after-tax diluted basis.] In the fourth quarter of Fiscal 2002, the company recorded a net charge of $1.7 million pretax to reflect revisions in original cost estimates. This charge was primarily the result of higher than expected asset write-downs (primarily related to the Puerto Rican business) and severance costs (primarily in Europe and the U.S.), offset by lower than expected contract exit costs associated with the company's Terminal Island, California facility and the Puerto Rican facility. Total Fiscal 2002 pretax charges of $8.7 million were classified as cost of products sold and $9.1 million as selling, general and administrative expenses ("SG&A").

During Fiscal 2001, the company recognized restructuring charges and implementation costs totaling $298.8 million pretax ($0.66 per share). Pretax charges of $192.5 million were classified as cost of products sold and $106.2 million as SG&A. Implementation costs were recognized as incurred in Fiscal 2002 ($10.4 million pretax) and Fiscal 2001 ($22.6 million pretax) and consist of incremental costs directly related to the implementation of the Streamline initiative. These costs include idle facility costs, consulting fees, cost premiums related to production transfers and relocation costs.

In Fiscal 2001, the company completed the closure of its tuna operations in Puerto Rico, ceased production of canned pet food in the company's Terminal Island, California facility and sold its U.S. fleet of fishing boats and related equipment. In Fiscal 2002, the company continued and substantially completed its implementation of its global overhead reduction plan. To date, these actions have resulted in a net reduction of the company's workforce of approximately 2,600 employees.

Operation Excel

Background

In Fiscal 1999, the company announced a growth and restructuring initiative named "Operation Excel." This initiative was a multi-year, multi-faceted program which established manufacturing centers of excellence, focused the product portfolio, realigned the company's management teams and invested in growth initiatives. The total cost of Operation Excel was $1.2 billion, an increase from the original estimate of $1.1 billion. This increase was attributable to additional projects and implementation costs which included exiting the company's domestic can making operations, exiting a tuna processing facility in Ecuador and additional initiatives throughout the globe. These additional projects delivered business simplifications and improvements in the company's capital structure.

As part of Operation Excel, the company established manufacturing centers of excellence around the world that resulted in significant changes to its manufacturing footprint. In addition, the company focused its portfolio of product lines on six core food categories: ketchup, condiments and sauces; frozen foods; tuna; soup, beans and pasta meals; infant foods; and pet products. A consequence of this focus was the sale of the *Weight Watchers* classroom business in Fiscal 2000. Seven other smaller businesses, which had combined annual revenues of approximately $80 million, also have been disposed.

A major element of Operation Excel was the realignment of the company's management teams to provide processing and product expertise across the regions of North America, Europe and Asia/Pacific. Growth initiatives included relaunching many of our core brands and additional investments in marketing and pricing programs for our core businesses, particularly in ketchup, condiments and sauces, frozen foods, infant foods and tuna.

The pretax savings generated from Operation Excel initiatives were approximately $70 million in Fiscal 2000, $135 million in Fiscal 2001 and $185 million in Fiscal 2002 and are projected to grow to approximately $200 million in Fiscal 2003 and thereafter. The unfavorable trend in foreign exchange rates has caused these savings to be lower than originally planned by approximately $5 million in Fiscal 2001, $10 million in Fiscal 2002 and $15 million in Fiscal 2003 and thereafter. In addition, savings projected for the consolidation of factories in the Asia/Pacific region are not expected to meet original estimates. Also, the cancellation of some projects, primarily the decision not to transfer certain European baby food production, will result in lower savings than originally projected.

Operation Excel Status Update

The company has substantially completed Operation Excel. During Fiscal 2002, the company utilized approximately $9 million of severance and exit accruals. The utilization of the accruals related principally to lease obligations and employee terminations.

During Fiscal 2001, the company recognized restructuring charges of $55.7 million pretax, or $0.10 per share. These charges were primarily associated with exiting the company's domestic can making operations, exiting a tuna processing facility in Ecuador, and higher than originally expected severance costs associated with creating the single North American Grocery & Foodservice headquarters in Pittsburgh, Pennsylvania. This charge was recorded in cost of products sold ($44.8 million) and SG&A ($10.8 million). This charge was offset by the reversals of unutilized Operation Excel accruals and asset write-downs of $78.8 million pretax, or $0.17 per share. These reversals were recorded in cost of products sold ($46.3 million) and SG&A ($32.5 million) and were primarily the result of lower than expected lease termination costs related to exiting the company's fitness business, revisions in estimates of fair values of assets which were disposed of as part of Operation Excel, the company's decision not to exit certain U.S. warehouses due to higher than expected volume growth, and the company's decision not to transfer certain European baby food production. Implementation costs of $311.6 million pretax ($0.59 per share) were also recognized in Fiscal 2001. These costs were classified as cost of products sold ($146.4 million) and SG&A ($165.1 million).

During Fiscal 2000, the company recognized restructuring charges of $194.5 million pretax, or $0.37 per share. Pretax charges of $107.7 million were classified as cost of products sold and $86.8 million as SG&A. Also during Fiscal 2000, the company recorded a reversal of $18.2 million pretax ($0.04 per share) of Fiscal 1999 restructuring accruals and asset write-downs, primarily for the closure of the West Chester, Pennsylvania facility, which remains in operation as a result of the sale of the Bloomsburg frozen pasta facility in Fiscal 2000. Implementation costs of $216.5 million pretax ($0.41 per share) were classified as cost of products sold ($79.2 million) and SG&A ($137.3 million).

During Fiscal 1999, the company recognized restructuring charges and implementation costs totaling $552.8 million pretax ($1.11 per share). Pretax charges of $396.4 million were classified as cost of products sold and $156.4 million as SG&A.

Implementation costs were recognized as incurred and consisted of incremental costs directly related to the implementation of Operation Excel, including consulting fees, employee training and relocation costs, unaccruable severance costs associated with terminated employees, equipment relocation costs and commissioning costs.

The company has closed or exited all of the 21 factories or businesses that were scheduled for closure or divestiture. In addition, the company also exited its domestic can making operations and a tuna processing facility in Ecuador. Operation Excel impacted approximately 8,500 employees with a net reduction in the workforce of approximately 7,100 after expansion of certain facilities. The exit of the company's domestic can making operations and its tuna processing facility in Ecuador resulted in a reduction of the company's workforce of approximately 2,500 employees. During Fiscal 2002, Fiscal 2001, Fiscal 2000 and Fiscal 1999, the company's workforce had a net reduction of approximately 200 employees, 3,700 employees, 3,000 employees and 200 employees, respectively.

Results of Operations

During the fourth quarter of Fiscal 2002, the company adopted Emerging Issues Task Force ("EITF") statements relating to the classification of vendor consideration and certain sales incentives. The adoption of these EITF statements has no impact on operating income, net earnings, or basic or diluted earnings per share; however, revenues were reduced by approximately $693 million in Fiscal 2002, $610 million in Fiscal 2001, and $469 million in Fiscal 2000. Prior period data has been reclassified to conform to the current year presentation.

2002 versus 2001: Sales for Fiscal 2002 increased $610.1 million, or 6.9%, to $9.43 billion from $8.82 billion in Fiscal 2001. Acquisitions increased sales by $862.9 million, or 9.8%, and higher pricing increased sales by $98.6 million, or 1.1%. Offsetting these improvements were decreases from divestitures of $165.6 million, or 1.9%, foreign exchange translation rates of $147.7 million, or 1.7%, and volume of $38.1 million, or 0.4%. Domestic operations contributed approximately 51.0% of consolidated sales in Fiscal 2002 compared to 51.3% in Fiscal 2001.

The favorable impact of acquisitions is primarily related to *Classico* and *Aunt Millie's* pasta sauces, *Mrs. Grass Recipe* soups and *Wyler's* bouillons and soups in the North American segment; *Delimex* frozen Mexican foods, Anchor's *Poppers* retail frozen appetizers and licensing rights to the *T.G.I. Friday's* brand of frozen snacks and appetizers in the U.S. Frozen segment; and the *Honig* brands of soups, sauces and pasta meals, *HAK* brand of vegetables packed in glass and *KDR* brand of sport drinks, juices, spreads and sprinkles in the Europe segment.

Sales of the Heinz North America segment increased $135.9 million, or 5.5%. Acquisitions, net of divestitures, increased sales 10.8%. Lower pricing decreased sales 2.3%, primarily related to increased marketing spend across all major brands and to foodservice ketchup. Sales volume decreased 2.4%, primarily in the foodservice business, steak sauces and infant feeding, partially offset by volume increases in soups and grilling sauces. The weaker Canadian dollar decreased sales 0.5%.

Sales of the U.S. Pet Products and Seafood segment decreased $22.0 million, or 1.5%. Unfavorable pricing decreased sales 0.3%, primarily in pet food and pet snacks, partially offset by higher pricing of tuna. Sales volume decreased 0.2%, primarily in pet food, partially offset by volume increases in pet snacks and tuna. Divestitures decreased sales 1.1%.

U.S. Frozen's sales increased $214.9 million, or 22.5%. Acquisitions increased sales 26.8%. Sales volume increased 4.7% due primarily to *Smart Ones* frozen entrées, *Boston Market HomeStyle Meals* and *Bagel Bites* snacks, partially offset by volume decreases in frozen potatoes. Lower pricing decreased sales 1.0%, primarily due to increased marketing spend across all major brands and lower pricing in *Boston Market HomeStyle Meals*, partially offset by higher pricing of *Smart Ones* frozen entrées and frozen potatoes. Divestures reduced sales by 8.0% due to the sale of *The Budget Gourmet.*

Heinz Europe's sales increased $251.6 million, or 9.7%. Acquisitions, net of divestitures, increased sales 11.0%. Higher pricing increased sales 1.5%, primarily due to higher pricing in seafood, infant feeding, beans and soup. Volume decreased by 0.4%, driven primarily by infant feeding, partially offset by increases in grocery ketchup, salad cream and weight control entrées. Unfavorable foreign exchange translation rates decreased sales by 2.4%.

Sales in Asia/Pacific decreased $60.5 million, or 5.8%. Unfavorable exchange rates reduced sales by 6.5%. Higher pricing increased sales 1.8%, primarily due to sauces and juices. Sales volume decreased 0.6% due primarily to sauces and corned beef, partially offset by volume increases in poultry and juices. Divestitures, net of acquisitions, reduced sales by 0.5%.

Sales of Other Operating Entities increased $90.1 million, or 28.1%. Favorable pricing increased sales 34.4%, primarily in certain highly inflationary countries. Sales volume decreased 1.7%, primarily in tuna offset by infant feeding and grocery ketchup. Other items, net, reduced sales by 4.6% mainly due to the divestitures of the South African frozen and pet food businesses.

The current year's results were negatively impacted by net Streamline restructuring charges and implementation costs totaling $17.9 million pretax ($0.03 per share). Pretax charges of $8.7 million were classified as cost of products sold and $9.1 million as SG&A. Last year's results were negatively impacted by special items which net to $418.4 million after-tax ($1.19 per share).

The following tables provide a comparison of the company's reported results and the results excluding special items for Fiscal 2002 and Fiscal 2001.

	Fiscal Year (52 Weeks) Ended May 1, 2002				
(Dollars in millions, except per share amounts)	*Net Sales*	*Gross Profit*	*Operating Income*	*Net Income*	*Per Share*
Reported results	$9,431.0	$3,337.2	$1,590.5	$833.9	$ 2.36
Revisions to accruals and asset write-downs—Fourth Quarter 2002	—	—	1.7	(4.1)	(0.01)
Streamline restructuring costs	—	—	5.7	3.6	0.01
Streamline implementation costs	—	8.7	10.5	9.4	0.03
Results excluding special items	$9,431.0	$3,345.9	$1,608.4	$842.8	$ 2.39

	Fiscal Year (52 Weeks) Ended May 2, 2001				
(Dollars in millions, except per share amounts)	*Net Sales*	*Gross Profit*	*Operating Income*	*Net Income*	*Per Share*
Reported results	$8,820.9	$2,937.3	$ 982.4	$494.9*	$ 1.41*
Operation Excel restructuring	—	44.8	55.7	35.0	0.10
Operation Excel implementation costs	—	146.4	311.6	208.7	0.59
Operation Excel reversal	—	(46.3)	(78.8)	(60.9)	(0.17)
Streamline restructuring	—	176.6	276.2	211.6	0.60
Streamline implementation costs	—	16.0	22.6	18.8	0.06
Loss on sale of The All American Gourmet	—	—	94.6	66.2	0.19
Equity loss on investment in The Hain Celestial Group	—	—	—	3.5	0.01
Acquisition costs	—	—	18.5	11.7	0.03
Italian tax benefit	—	—	—	(93.2)	(0.27)
Results excluding special items	$8,820.9	$3,274.8	$1,682.7	$896.4	$ 2.55

* Before cumulative effect of accounting changes
(Note: Totals may not add due to rounding.)

Gross profit increased $399.9 million, or 13.6%, to $3.34 billion from $2.94 billion, and the gross profit margin increased to 35.4% from 33.3%. Excluding the special items noted above, gross profit increased $71.2 million, or 2.2%, to $3.35 billion from $3.27 billion, and the gross profit margin decreased to 35.5% from 37.1%. Gross profit for the Heinz North America segment decreased $0.2 million as the favorable impact of acquisitions was offset by lower pricing and a decrease in the foodservice business. The U.S. Pet Products and Seafood segment's gross profit decreased $35.8 million, or 7.6%, primarily due to price decreases in pet food and pet snacks, increased ingredient and manufacturing costs and a shift to less profitable, larger-size products. Pet food ingredient costs also increased as a result of reformulating recipes to improve palatability. U.S. Frozen's gross profit increased $89.8 million, or 25.5%, due primarily to acquisitions. Europe's gross profit increased $74.4 million, or 7.5%, due primarily to acquisitions and increased pricing. The Asia/Pacific segment's gross profit decreased $71.6 million, or 19.7%, due primarily to poor factory operations in connection with the movement of manufacturing to New Zealand from Australia and Japan, and unfavorable foreign exchange rates, partially offset by increased pricing. During Fiscal 2002, New Zealand's factories experienced inefficiencies as a result of significant changes in the supply chain matrix. Gross profit in the Other Operating Entities segment increased $18.7 million, or 18.8%, due primarily to favorable pricing.

SG&A decreased $208.2 million, or 10.7%, to $1.75 billion from $1.95 billion and decreased as a percentage of sales to 18.5% from 22.2%. Excluding the special items noted above, SG&A increased $145.5 million, or 9.1%, to $1.74 billion from $1.59 billion and increased as a percentage of sales to 18.4% from 18.0%. This increase is primarily attributable to acquisitions and increased selling and distribution costs in North America and increased general and administrative costs in Europe.

Total marketing support (including trade and consumer promotions and media) increased $256.8 million, or 11.6%, to $2.48 billion from $2.22 billion on a sales increase of 6.9%. (See Note 17 to the Consolidated Financial Statements.)

Operating income increased $608.1 million, or 61.9%, to $1.59 billion from $982.4 million and increased as a percentage of sales to 16.9% from 11.1%. Excluding the special items noted above, operating income decreased $74.4 million, or 4.4%, to $1.61 billion from $1.68 billion and decreased as a percentage of sales to 17.1% from 19.1%. Excluding the special items in both years, domestic operations provided approximately 59% and 50% of operating income in Fiscal 2002 and 2001, respectively.

The Heinz North America segment's operating income increased $36.6 million, or 6.8%, to $578.2 million from $541.6 million. Excluding the special items noted above, operating income decreased $63.6 million, or 9.8%, to $584.3 million from $648.0 million, due primarily to the decrease in gross profit driven by the foodservice business and higher selling and distribution costs, partially offset by the favorable impact of acquisitions.

The U.S. Pet Products and Seafood segment's operating income increased $246.2 million to $191.6 million from a loss of $54.5 million. Excluding the special items noted above, operating income decreased $31.1 million, or 13.6%, to $197.1 million from $228.2 million, due primarily to the decrease in gross profit.

The U.S. Frozen segment's operating income increased $160.8 million to $244.7 million from $84.0 million. Excluding the special items noted above, operating income increased $42.7 million, or 21.1%, to $244.7 million from $202.0 million as the favorable impact of acquisitions was partially offset by lower pricing and increased selling and distribution costs and the divestiture of *The Budget Gourmet.*

Europe's operating income increased $153.2 million to $541.8 million from $388.6 million. Excluding the special items noted above, operating income increased $27.4 million, or 5.3%, to $545.4 million from $518.0 million. This increase is primarily attributable to acquisitions, favorable pricing and the tuna business, partially offset by increased marketing to support key brands across Europe and infrastructure costs.

Asia/Pacific's operating income decreased $14.1 million to $82.1 million from $96.1 million. Excluding the special items noted above, operating income decreased $65.7 million, or 44.5%, to $81.9 million from $147.6 million. This decrease is primarily attributable to the unfavorable operating performance brought about by the movement of manufacturing to New Zealand from Australia and Japan and the significant realignment of manufacturing facilities. Operations are expected to improve during the latter half of Fiscal 2003.

Excluding special items, Other Operating Entities' operating income increased $17.2 million, or 45.2%, primarily due to higher pricing.

Net interest expense decreased $43.4 million to $266.8 million from $310.3 million last year, driven by lower interest rates, partially offset by increased borrowings. Other expense increased $46.1 million to $45.1 million from other income of $1.0 million last year. Excluding special items, other expense increased $51.6 million to $45.1 million from other income of $6.6 million, primarily due to an increase in minority interest expense and gains from foreign currency hedge contracts recorded in the prior year.

The effective tax rate for Fiscal 2002 was 34.8% compared to 26.5% last year. The Fiscal 2001 rate includes a benefit of $93.2 million, or $0.27 per share, from tax planning and new tax legislation in Italy, partially offset by restructuring expenses in lower rate jurisdictions. Excluding the special items identified above, the effective tax rate was 35.0% in both years.

Net income increased $355.9 million to $833.9 million from $478.0 million last year, and earnings per share increased to $2.36 from $1.36. In Fiscal 2001, the company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements" (see Note 1 to the Consolidated Financial Statements). The cumulative effect of adopting SAB No. 101 was $16.5 million ($0.05 per share) in Fiscal 2001. Excluding the special items noted above and the prescribed accounting change, net income decreased 6.0% to $842.8 million from $896.4 million, and earnings per share decreased 6.3% to $2.39 from $2.55 last year.

The impact of fluctuating exchange rates for Fiscal 2002 remained relatively consistent on a line-by-line basis throughout the Consolidated Statement of Income.

2001 versus 2000: Sales for Fiscal 2001 decreased $118.5 million, or 1.4%, to $8.82 billion from $8.94 billion in Fiscal 2000. Volume increased sales by $215.1 million, or 2.4%, and acquisitions increased sales by $519.4 million, or 5.8%. Divestitures reduced sales by $284.5 million, or 3.2%, lower pricing reduced sales by $166.2 million, or 1.9%, and the unfavorable impact of foreign exchange translation rates reduced sales by $402.3 million, or 4.5%. Domestic operations contributed approximately 51% of consolidated sales in both fiscal years.

Sales of the Heinz North America segment increased $156.5 million, or 6.8%. Sales volume increased 4.3%, due to increases in ketchup, condiments and sauces, foodservice, gravy and canned soups. Acquisitions, net of divestitures, increased sales 3.2%. Slightly lower pricing decreased sales 0.3% and weaker Canadian dollar decreased sales 0.4%.

Sales of the U.S. Pet Products and Seafood segment decreased $187.3 million, or 11.5%. Lower pricing decreased sales 7.5%, primarily in light meat tuna, dry dog food and cat treats. Sales volume decreased 3.4%, primarily in tuna and canned pet food. Divestitures decreased sales 0.6%.

The U.S. Frozen segment's sales increased $87.0 million, or 10.0%. Sales volume increased 10.3%, driven by *Smart Ones* frozen entrées, *Boston Market* frozen meals, *Bagel Bites* snacks and frozen potatoes, partially offset by a decrease in *The Budget Gourmet* line of frozen entrées and frozen pasta. Higher pricing increased sales by 1.8% driven by *Smart Ones* frozen entrées and frozen potatoes, partially offset by increased promotions. Divestitures reduced sales 2.1% mainly due to the sale of The All American Gourmet business and its *Budget Gourmet* and *Budget Gourmet Value Classics* brands of frozen entrées.

Sales in Europe increased $108.1 million, or 4.4%. Acquisitions, net of divestitures, increased sales 14.1%, due primarily to the acquisition of CSM Food Division of CSM Nederland NV ("CSM") and the full-year impact of the United Biscuit's European Frozen and Chilled Division ("UB"). Sales volume increased 1.7%, due to increases in tuna, other seafoods, and beans, partially offset by a decrease in infant foods and frozen pizza. Lower pricing decreased sales 1.4%, driven primarily by increased promotions to support brands across Europe. The unfavorable impact of foreign exchange translation rates reduced sales by $247.6 million, or 10.0%.

Sales in Asia/Pacific decreased $126.3 million, or 10.8%. The unfavorable impact of foreign exchange translation rates reduced sales by $135.1 million, or 11.6%. Volume increased sales by 2.1% due to increases in poultry, tuna, and infant foods partially offset by decreases in nutritional drinks and pet foods. Other items, net, decreased sales by 1.3%.

Sales of Other Operating Entities decreased $156.5 million, or 32.7%. Divestitures, net of acquisitions, reduced sales 36.1%, primarily due to the divestiture of the *Weight Watchers* classroom business in Fiscal 2000. Sales volume increased 3.5% and higher pricing increased sales 1.7%. Unfavorable foreign exchange translation rates reduced sales 1.8%.

Fiscal 2001 was impacted by a number of special items which are summarized in the tables below. The Fiscal 2001 results include Operation Excel implementation costs of $311.6 million pretax ($0.59 per share), additional Operation Excel restructuring charges of $55.7 million pretax ($0.10 per share) and reversals of $78.8 million pretax ($0.17 per share) of restructuring accruals and assets write-downs. Fiscal 2001 results also include Streamline restructuring charges of $276.2 million pretax ($0.60 per share) and related implementation costs of $22.6 million pretax ($0.05 per share). During the fourth quarter of Fiscal 2001, the company completed the sale of The All American Gourmet business that resulted in a pretax loss of $94.6 million ($0.19 per share). The Fiscal 2001 results also include pretax costs of $18.5 million ($0.03 per share) related to attempted acquisitions, a tax benefit of $93.2 million ($0.27 per share) from tax planning and new tax legislation in Italy and a loss of $5.6 million pretax ($0.01 per share) which represents the company's equity loss associated with The Hain Celestial Group's fourth quarter results which include charges for its merger with Celestial Seasonings.

Fiscal 2000 results include Operation Excel restructuring charges of $194.5 million pretax ($0.37 per share), Operation Excel implementation costs of $216.5 million pretax ($0.41 per share), reversals of $18.2 million pretax ($0.04 per share) of Fiscal 1999 restructuring accruals and asset write-downs, costs related to the company's Ecuador tuna processing facility of $20.0 million pretax ($0.05 per share), a gain of $18.2 million pretax ($0.03 per share) on the sale of an office building in the U.K., a pretax contribution of $30.0 million ($0.05 per share) to the H.J. Heinz Company Foundation, a gain of $464.6 million pretax ($0.72 per share) on

the sale of the *Weight Watchers* classroom business and the impact of the *Weight Watchers* classroom business of $32.8 million pretax ($0.05 per share).

The following tables provide a comparison of the company's reported results and the results excluding special items for Fiscal 2001 and Fiscal 2000.

	Fiscal Year (52 Weeks) Ended May 2, 2001				
(Dollars in millions, except per share amounts)	*Net Sales*	*Gross Profit*	*Operating Income*	*Net Income*	*Per Share*
Reported results	$8,820.9	$2,937.3	$ 982.4	$494.9*	$ 1.41*
Operation Excel restructuring	—	44.8	55.7	35.0	0.10
Operation Excel implementation costs	—	146.4	311.6	208.7	0.59
Operation Excel reversal	—	(46.3)	(78.8)	(60.9)	(0.17)
Streamline restructuring	—	176.6	276.2	211.6	0.60
Streamline implementation costs	—	16.0	22.6	18.8	0.06
Loss on sale of The All American Gourmet	—	—	94.6	66.2	0.19
Equity loss on investment in The Hain Celestial Group	—	—	—	3.5	0.01
Acquisition costs	—	—	18.5	11.7	0.03
Italian tax benefit	—	—	—	(93.2)	(0.27)
Results excluding special items	$8,820.9	$3,274.8	$1,682.7	$896.4	$ 2.55

* Before cumulative effect of accounting changes

	Fiscal Year (53 Weeks) Ended May 3, 2000				
(Dollars in millions, except per share amounts)	*Net Sales*	*Gross Profit*	*Operating Income*	*Net Income*	*Per Share*
Reported results	$8,939.4	$3,150.9	$1,733.1	$ 890.6	$ 2.47
Operation Excel restructuring	—	107.7	194.5	134.4	0.37
Operation Excel implementation costs	—	79.2	216.5	145.9	0.41
Operation Excel reversal	—	(16.4)	(18.2)	(12.9)	(0.04)
Ecuador expenses	—	20.0	20.0	20.0	0.05
Gain on U.K. building sale	—	—	—	(11.8)	(0.03)
Foundation contribution	—	—	30.0	18.9	0.05
Impact of Weight Watchers classroom business	(175.3)	(93.0)	(44.7)	(19.6)	(0.05)
Gain on sale of Weight Watchers classroom business	—	—	(464.6)	(259.7)	(0.72)
Results excluding special items	$8,764.1	$3,248.4	$1,666.5	$ 905.7	$ 2.52

(Note: Totals may not add due to rounding.)

Gross profit decreased $213.7 million to $2.94 billion from $3.15 billion in Fiscal 2000. The gross profit margin decreased to 33.3% from 35.2%. Excluding the special items identified above, gross profit increased $26.4 million, or 0.8%, to $3.27 billion from $3.25 billion, and the gross profit margin remained constant at 37.1%. Gross profit, across all major segments, was favorably impacted by savings from Operation Excel. Gross profit for the Heinz North America segment increased $64.0 million, or 6.9% due primarily to acquisitions and increased sales volume of ketchup partially offset by higher energy costs and the weakened Canadian dollar. The U.S. Pet Products and Seafood segment's gross profit decreased $49.6 million, or 9.6%, primarily due to increased promotions and lower volume of tuna and canned pet food. U.S. Frozen's gross profit increased $26.9 million, or 8.3%, due to increased sales volume mainly attributable to *Boston Market HomeStyle Meals* and higher selling prices, partially offset by higher energy costs and increased promotions. Europe's gross profit increased $22.9 million, or 2.4%, due primarily to a favorable profit mix and the acquisitions of CSM, UB and Remedia Limited, partially offset by increased promotions to support brands across Europe. The unfavorable impact of foreign exchange translation rates reduced Europe's gross profit by approximately $99 million. The Asia/Pacific segment's gross profit decreased $51.8 million, or 12.5%, driven by the unfavorable impact of foreign exchange translation rates of approximately $48 million, partially offset by higher selling prices in Indonesia. Other Operating Entities' gross profit increased $5.8 million, or 6.1%, due primarily to higher pricing.

SG&A increased $72.5 million to $1.95 billion from $1.88 billion and increased as a percentage of sales to 22.2% from 21.1%. Excluding the special items identified above, SG&A increased $10.1 million to $1.59 billion from $1.58 billion and remained constant as a percentage of sales at 18.0%. Selling and distribution expenses increased $27.4 million to $768.2 million from $740.8 million, or 3.7%, primarily due to acquisitions and increased fuel costs in North America. Marketing decreased $7.4 million, or 2.2%. Total marketing support (including trade and consumer promotions and media) decreased 5.0% to $2.22 billion from $2.34 billion on a sales increase of 0.6%.

Operating income decreased $750.7 million, or 43.3%, to $0.98 billion from $1.73 billion in Fiscal 2000. Excluding the special items identified above, operating income increased $16.3 million, or 1.0%, to $1.68 billion from $1.67 billion in Fiscal 2000. Operating income, across all major segments, was favorably impacted by savings from Operation Excel. Domestic operations provided approximately 37% and 59% of operating income in Fiscal 2001 and Fiscal 2000, respectively. Excluding the special items in both years, domestic operations provided approximately 50% and 54% of operating income in Fiscal 2001 and Fiscal 2000, respectively.

The Heinz North America segment's operating income increased $45.3 million to $541.6 million from $496.3 million in Fiscal 2000. Excluding the special items noted above, operating income increased $45.3 million, or 7.5% to $647.9 million from $602.6 million in Fiscal 2000 due to the strong performance of ketchup, condiments and sauces, and the acquisitions of Quality Chef, Yoshida and IDF Holdings, Inc. ("IDF"), partially offset by higher energy costs.

The U.S. Pet Products and Seafood segment's operating income decreased $252.7 million to a loss of $54.5 million from income of $198.1 million in Fiscal 2000. Excluding the special items noted above, operating income decreased $44.4 million, or 16.3% to $228.2 million from $272.6 million due to lower tuna and canned pet food sales volumes, a significant decrease in the selling price of tuna and higher energy costs, partially offset by the strong performance of pet snacks.

The U.S. Frozen segment's operating income decreased $68.1 million to $84.0 million from $152.0 million in Fiscal 2000. Excluding the special items noted above, operating income increased $20.5 million, or 11.3%, to $202.0 million from $181.5 million in Fiscal 2000. This increase is mainly attributable to increased sales of *Smart Ones* frozen entrées, *Boston Market* frozen meals and *Bagel Bites* snacks, partially offset by marketing spending behind the national rollouts of *Boston Market* products, the stand-up resealable pouch and higher energy costs.

Europe's operating income increased $24.4 million, or 6.7%, to $388.6 million from $364.2 million. Excluding the special items noted above, operating income increased $15.7 million, or 3.1%, to $518.0 million from $502.3 million in Fiscal 2000, due primarily to increased sales of seafood and beans and the UB acquisition, partially offset by competitive pricing and trade destocking in the company's European infant foods business. The unfavorable impact of foreign exchange translation rates reduced Europe's operating income by approximately $45 million.

Asia/Pacific's operating income decreased $28.0 million, or 22.6%, to $96.1 million from $124.1 million in Fiscal 2000. Excluding the special items noted above, operating income decreased $29.9 million, or 16.8%, to $147.6 million from $177.5 million in Fiscal 2000. Solid performances from Indonesia, Greater China and the poultry business were offset by reduced sales in New Zealand, Japan and India. The unfavorable impact of foreign exchange translation rates reduced Asia/Pacific's operating income by approximately $17 million.

Other Operating Entities reported a decrease in operating income of $490.9 million to $49.3 million from $540.2 million in Fiscal 2000. Excluding the special items noted above, operating income increased $5.7 million, or 17.7%, to $38.0 million from $32.3 million in Fiscal 2000.

Other expense, net totaled $309.3 million compared to $269.4 million in Fiscal 2000. The increase is primarily due to an increase in interest expense resulting from higher average borrowings and higher interest rates partially offset by gains from foreign currency contracts.

The effective tax rate for Fiscal 2001 was 26.5% compared to 39.2% in Fiscal 2000. The Fiscal 2001 rate includes a benefit of $93.2 million, or $0.27 per share, from tax planning and new tax legislation in Italy, partially offset by restructuring expenses in lower rate jurisdictions. The Fiscal 2000 rate was negatively impacted by a higher rate on the sale of the *Weight Watchers* classroom business, resulting from an excess of basis in assets for financial reporting over the tax basis in assets, and by higher state taxes related to the sale and more restructuring expenses in lower rate jurisdictions. Excluding the special items identified in the tables above, the effective tax rate was 35.0% in both years.

Net income decreased $412.5 million to $478.0 million from $890.6 million in Fiscal 2000, and earnings per share decreased to $1.36 from $2.47. In Fiscal 2001, the company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements" (see Note 1 to the Consolidated Financial Statements). The cumulative effect of adopting SAB No. 101 was $16.5 million ($0.05 per share). Excluding the special items noted above and the prescribed accounting change, net income decreased 1.0% to $896.4 million from $905.7 million, and earnings per share increased 1.2% to $2.55 from $2.52 in Fiscal 2000.

The impact of fluctuating exchange rates for Fiscal 2001 remained relatively consistent on a line-by-line basis throughout the Consolidated Statement of Income.

Liquidity and Financial Position

Return on average shareholders' equity ("ROE") was 53.9% in Fiscal 2002, 32.2% in Fiscal 2001 and 52.4% in Fiscal 2000. Excluding the special items identified above, ROE was 54.5% in Fiscal 2002, 60.4% in Fiscal 2001 and 54.4% in Fiscal 2000. Pretax return on average invested capital ("ROIC") was 23.2% in Fiscal 2002, 16.4% in Fiscal 2001 and 31.4% in Fiscal 2000. Excluding the special items identified above, ROIC was 23.5% in Fiscal 2002, 28.2% in Fiscal 2001 and 30.6% in Fiscal 2000.

Cash provided by operating activities increased to $891.4 million in Fiscal 2002 compared to $506.3 million in Fiscal 2001 and $543.1 million in Fiscal 2000. The improvement in Fiscal 2002 versus Fiscal 2001 is primarily due to expenditures in the prior year related to Operation Excel and income taxes related to the reorganization of certain foreign operations. These improvements were partially offset by an increase in working capital as a result of increased accounts receivable and inventory levels.

Cash used for investing activities was $994.3 million in Fiscal 2002 compared to $774.2 million in Fiscal 2001. Acquisitions in the current year required $834.8 million, due primarily to the purchase of Borden Food Corporation's pasta and dry bouillon and soup business, Delimex Holdings, Inc. and Anchor Food Products branded retail business and licensing rights to the *T.G.I. Friday's* brand of frozen snacks and appetizers. Acquisitions in the prior year required $673.0 million, due primarily to the purchase of the *Honig* brands of soups, sauces and pasta meals; *HAK* brand of vegetables packed in glass; *KDR* brand of sport drinks, juices, spreads and sprinkles; *IDF* and *Alden Merrell*. (See Note 2 to the Consolidated Financial Statements.) Also during the prior year, the company exercised its preemptive right to purchase additional equity in The Hain Celestial Group, Inc. to restore Heinz's investment level to approximately 19.5% of the outstanding stock of Hain, for $79.7 million. Divestitures provided $32.9 million in Fiscal 2002 compared to $151.1 million in Fiscal 2001. The prior year divestitures primarily relate to the sale of The All American Gourmet business and can making assets.

Capital expenditures totaled $213.4 million compared to $411.3 million last year. The decrease is attributable to a reduction in Operation Excel-related capital expenditures. In Fiscal 2003, the company expects capital expenditures to be consistent with Fiscal 2002. Proceeds from disposals of property, plant and equipment were $19.0 million in Fiscal 2002 compared to $257.0 million in Fiscal 2001. The prior year was primarily due to the sale of equipment that was then utilized under operating lease arrangements.

Purchases and sales/maturities of short-term investments decreased in Fiscal 2002. The company periodically sells a portion of its short-term investment portfolio in order to reduce its borrowings.

In Fiscal 2002, financing activities provided $181.3 million compared to $283.1 million in the prior year. Financing activities required $259.2 million in Fiscal 2000. Cash used for dividends to shareholders increased $25.3 million to $562.6 million from $537.3 million last year. Purchases of treasury stock totaled $45.4 million (1.0 million shares) in Fiscal 2002 compared to $90.1 million (2.3 million shares) in Fiscal 2001. Net funds borrowed were $408.9 million in Fiscal 2002 compared to $807.6 million in Fiscal 2001. Cash provided from stock options exercised totaled $63.7 million in Fiscal 2002 versus $93.9 million in Fiscal 2001.

On May 3, 2001, the company reorganized its U.S. corporate structure by consolidating its U.S. business into two major entities: H.J. Heinz Finance Company ("Heinz Finance") manages treasury functions and H.J. Heinz Company, L.P. ("Heinz LP") owns or leases the operating assets and manages the U.S. business. Heinz Finance assumed primary liability for payment of the company's outstanding senior unsecured debt and accrued interest by becoming a co-obligor with the company. All of the assets, liabilities, results of operations and cash flows of Heinz Finance and Heinz LP are included in the company's consolidated financial statements.

On July 6, 2001, Heinz Finance raised $325.0 million via the issuance of Voting Cumulative Preferred Stock, Series A with liquidation preference of $100,000 per share. The Series A Preferred shares are entitled to receive quarterly dividends at a rate of 6.226% per annum and are required to be redeemed for cash on July 15, 2008. In addition, Heinz Finance issued $750 million of 6.625% Guaranteed Notes due July 15, 2011. The proceeds were used for general corporate purposes, including retiring commercial paper borrowings and financing acquisitions and ongoing operations.

On September 6, 2001, the company, Heinz Finance and a group of domestic and international banks entered into a $1.50 billion credit agreement which expires in September 2006 and a $800 million credit agreement which expires in September 2002. These credit agreements, which support the company's commercial paper programs, replaced the $2.30 billion credit agreement which expired on September 6, 2001. As of May 1, 2002, $119.1 million of domestic commercial paper is classified as long-term debt due to the long-term nature of the supporting credit agreement. As of May 2, 2001, the company had $1.34 billion of domestic commercial paper outstanding and classified as short-term debt.

On March 7, 2002, Heinz Finance issued $700 million of 6.00% Guaranteed Notes due March 15, 2012 and $550 million of 6.75% Guaranteed Notes due March 15, 2032, which are guaranteed by the company. The proceeds were used to retire commercial paper borrowings, as the company made the strategic decision to increase long-term debt and decrease short-term debt to enhance its liquidity profile.

On November 6, 2000, the company issued $1.0 billion of remarketable securities due November 2020. The proceeds were used to repay domestic commercial paper. The securities have a coupon rate of 6.82%. The securities are subject to mandatory tender by all holders to the remarketing dealer on each November 15, and the interest rate will be reset on such dates. If the remarketing dealer does not elect to exercise its right to a mandatory tender of the securities or otherwise does not purchase all of the securities on the remarketing date, then the company is required to repurchase all of the securities on the remarketing date at 100% of the principal amount plus accrued interest. The company received a premium from the remarketing dealer for the right to require the mandatory tender of the securities. The amortization of the premium resulted in an effective interest rate of 5.82% through November 15, 2001. On November 15, 2001, the remarketing dealer exercised its right to a mandatory tender of the securities and purchased all of the securities and remarketed the securities at an effective interest rate to the company of 6.49% through November 15, 2002. Because the remarketable securities may be refinanced by the $1.5 billion credit agreement discussed above, they are classified as long-term debt.

On April 10, 2001, the company issued €450 million of 5.125% Guaranteed Notes due 2006. The proceeds were used for general corporate purposes, including repaying borrowings that were incurred in connection with the acquisition of CSM.

Aggregate domestic commercial paper had a weighted-average interest rate during Fiscal 2002 of 2.9% and at year-end of 2.0%. In Fiscal 2001, the weighted-average interest rate was 6.3%, and the rate at year-end was 4.9%. Based upon the amount of commercial paper outstanding at May 1, 2002, a variance of ⅛% in the related interest rate would cause annual interest expense to change by approximately $0.1 million.

The average amount of short-term debt outstanding (excluding domestic commercial paper) during Fiscal 2002 and Fiscal 2001 was $215.7 million and $202.6 million, respectively. Total short-term debt had a weighted-average interest rate during Fiscal 2002 of 8.6% and at year-end of 4.7%. The weighted-average interest rate on short-term debt during Fiscal 2001 was 8.03% and at year-end was 7.00%.

In January 2002, Moody's Investors Service changed the credit ratings on the company's debt to A-3 for long-term debt and P-2 for short-term debt. The previous ratings were A-2 and P-1, respectively. The company's long-term and short-term ratings by Standard & Poor's remained at A and A-1, respectively.

On September 17, 2001, the company's Board of Directors raised the quarterly dividend on the company's common stock to $0.4050 per share from $0.3925 per share, for an indicated annual rate of $1.62 per share. The dividend rate in effect at the end of each year resulted in a payout ratio of 68.6% in Fiscal 2002, 115.4% in Fiscal 2001 and 59.5% in Fiscal 2000. Excluding the impact of special items in all years, the payout ratio was 67.8% in Fiscal 2002, 61.6% in Fiscal 2001 and 57.2% in Fiscal 2000.

In Fiscal 2002, the company repurchased 1.0 million shares of common stock, or 0.3% of the amount outstanding at the beginning of Fiscal 2002, at a cost of $45.4 million, compared to the repurchase of 2.3 million shares at a cost of $90.1 million in Fiscal 2001. On June 9, 1999, the Board of Directors authorized the repurchase of up to 20.0 million shares. As of May 1, 2002, the company had repurchased 15.4 million shares of this current 20.0 million share program. The company may reissue repurchased shares upon the exercise of stock options, conversions of preferred stock and for general corporate purposes.

In Fiscal 2002, the cash requirements of Streamline were $111.5 million, consisting of spending for severance and exit costs ($97.1 million), capital expenditures ($4.0 million) and implementation costs ($10.4 million). In Fiscal 2001, the cash requirements of Streamline were $31.7 million, consisting of spending for severance and exit costs ($8.9 million), capital expenditures ($0.3 million) and implementation costs ($22.6 million). In Fiscal 2001, the cash requirements of Operation Excel were $537.4 million, consisting of spending for severance and exit costs ($76.8 million), capital expenditures ($149.0 million) and implementation costs ($311.6 million). In Fiscal 2000, the cash requirements of Operation Excel were $479.4 million, consisting of spending for severance and exit costs ($89.3 million), capital expenditures ($173.6 million) and implementation costs ($216.5 million).

In Fiscal 2003, the company expects the cash requirements of Streamline to be approximately $23.7 million, consisting of severance and exit costs ($23.7 million of the $24.1 million accrued as of May 1, 2002). The company financed the cash requirements of these programs through operations, proceeds from the sale of non-strategic assets and with short-term and long-term borrowings. The cash requirements of these programs have not had and are not expected to have a material adverse impact on the company's liquidity or financial position.

Commitments and Contingencies

The company is obligated to make future payments under various contracts such as debt agreements, lease agreements and unconditional purchase obligations. The following table represents the significant contractual cash obligations of the company as of May 1, 2002.

Contractual Cash Obligations (In millions)	*Total*	*Due in 2003*	*Due in 2004*	*Due in 2005*	*Due in 2006*	*Due in 2007*	*Due Thereafter*
Long-term debt (including capital leases of $48.8 million)	$5,167	$524	$16	$323	$415	$126	$3,763
Operating leases	444	50	44	37	31	216*	66
Total contractual cash obligations	$5,611	$574	$60	$360	$446	$342	$3,829

* Includes the purchase option related to certain warehouses and equipment currently utilized under existing synthetic leases.

The company has purchase commitments for materials, supplies, services and property, plant and equipment as part of the ordinary conduct of business. A few of these commitments are long-term and are based on minimum purchase requirements. In the aggregate, such commitments are not at prices in excess of current markets. Due to the proprietary nature of some of the company's materials and processes, certain supply contracts contain penalty provisions for early terminations. The company does not believe a material amount of penalties is reasonably likely to be incurred under these contracts based upon historical experience and current expectations.

The company does not have material financial guarantees or other contractual commitments that are reasonably likely to adversely affect liquidity. In addition, the company does not have any related-party transactions that materially affect the results of operations, cash flow or financial condition.

Market Risk Factors

The following discussion about the company's risk-management activities includes "forward-looking" statements that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

The company is exposed to market risks from adverse changes in foreign exchange rates, interest rates, commodity prices and production costs (including energy). As a policy, the company does not engage in speculative or leveraged transactions, nor does the company hold or issue financial instruments for trading purposes.

Foreign Exchange Rate Sensitivity: The company's cash flow and earnings are subject to fluctuations due to exchange rate variation. Foreign currency risk exists by nature of the company's global operations. The company manufactures and sells its products in a number of locations around the world, and hence foreign currency risk is diversified.

When appropriate, the company may attempt to limit its exposure to changing foreign exchange rates through both operational and financial market actions. These actions may include entering into forward, option and swap contracts to hedge existing exposures, firm commitments and anticipated transactions. The instruments are used to reduce risk by essentially creating offsetting currency exposures. As of May 1, 2002, the company held contracts for the purpose of hedging certain intercompany cash flows with an aggregate notional amount of approximately $380 million. In addition, the company held separate contracts, totaling $335 million, in order to hedge certain purchases of raw materials and finished goods and foreign currency denominated obligations. The company also held contracts, totaling $130 million, to hedge certain anticipated sales and assets denominated in foreign currencies. The company's contracts to hedge anticipated transactions mature within one year of the fiscal year-end. Contracts that meet certain qualifying criteria are accounted for as foreign currency cash flow hedges. Accordingly, the effective portion of gains and losses is deferred as a component of other comprehensive loss and is recognized in earnings at the time the hedged item affects earnings. Any gains and losses due to hedge ineffectiveness or related to contracts which do not qualify for hedge accounting are recorded in other income and expense. At May 1, 2002, unrealized gains and losses on outstanding foreign currency contracts are not material. As of May 1, 2002, the potential gain or loss in the fair value of the company's outstanding foreign currency contracts, assuming a hypothetical 10% fluctuation in the currencies of such contracts, would be approximately $60 million. However, it should be noted that any change in the value of the contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged items. In addition, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

Substantially all of the company's foreign affiliates' financial instruments are denominated in their respective functional currencies. Accordingly, exposure to exchange risk on foreign currency financial instruments is not material. (See Note 12 to the Consolidated Financial Statements.)

Interest Rate Sensitivity: The company is exposed to changes in interest rates primarily as a result of its borrowing and investing activities used to maintain liquidity and fund business operations. The company continues to utilize commercial paper to fund working capital requirements. The company also borrows in different currencies from other sources to meet the borrowing needs of its foreign affiliates. The nature and amount of the company's long-term and short-term debt can be expected to vary as a result of future business requirements, market conditions and other factors. The company utilizes interest rate swap agreements to manage interest rate exposure.

The following table summarizes the company's debt obligations at May 1, 2002. The interest rates represent weighted-average rates, with the period end rate used for the floating rate debt obligations. The fair value of the debt obligations approximated the recorded value as of May 1, 2002.

	Expected Fiscal Year of Maturity						
(Dollars in thousands)	*2003*	*2004*	*2005*	*2006*	*2007*	*Thereafter*	*Total*
Fixed rate	$452,373	$6,837	$317,091	$408,676	$30,851	$3,757,288	$4,973,116
Average interest rate	6.41%	2.43%	5.31%	5.13%	5.79%	6.45%	
Floating rate	$ 71,914	$8,763	$ 5,498	$ 5,929	$95,537	$ 6,498	$ 194,139
Average interest rate	6.13%	7.61%	8.78%	8.78%	3.33%	3.39%	

In Fiscal 2002, the company entered into interest rate swaps in order to convert certain fixed-rate debt to floating. These swaps have an aggregate notional value of $2.05 billion and an average maturity of 16.4 years. The weighted-average fixed rate of the associated debt is 6.45%; however, the effective rate after taking into account the swaps is 3.14%. As of May 1, 2002, the potential gain or loss in the fair value of the company's interest rate swaps, assuming a hypothetical 10% fluctuation in the swap rates, would be approximately $120 million. However, it should be noted that any change in the fair value of the swaps, real or hypothetical, would be offset by an inverse change in the fair value of the related debt. Based on the amount of fixed-rate debt converted to floating as of May 1, 2002, a variance of ⅛% in the related interest rate would cause annual interest expense related to this debt to change by approximately $2.6 million.

Commodity Price Sensitivity: The company is the purchaser of certain commodities such as corn, wheat and soybean meal and oil. The company generally purchases these commodities based upon market prices that are established with the vendor as part of the purchase process. The company enters into commodity future or option contracts, as deemed appropriate, to reduce the effect of price fluctuations on anticipated purchases. Such contracts are accounted for as hedges, if they meet certain qualifying criteria, with the effective portion of gains and losses recognized as part of cost of products sold, and generally have a term of less than one year. As of May 1, 2002, unrealized gains and losses related to commodity contracts held by the company were not material nor would they be given a hypothetical 10% fluctuation in market prices. It should be noted that any change in the value of the contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged items. (See Note 12 to the Consolidated Financial Statements.)

New Accounting Standards

In June 2001, the FASB issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." These standards require that all business combinations be accounted for using the purchase method and that goodwill and intangible assets with indefinite useful lives should not be amortized but should be tested for impairment at least annually, and they provide guidelines for new disclosure requirements. These standards outline the criteria for initial recognition and measurement of intangibles, assignment of assets and liabilities including goodwill to reporting units and goodwill impairment testing. The company has adopted the provisions of SFAS Nos. 141 and 142 for all business combinations after June 30, 2001.

Effective May 2, 2002, the company will adopt SFAS No. 142 for existing goodwill and other intangible assets. The company is currently evaluating the impact of adopting SFAS No. 142 on the consolidated financial statements. The reassessment of intangible assets, including the ongoing impact of amortization, must be completed during the first quarter of Fiscal 2003. The assignment of goodwill to reporting units, along with completion of the first step of the transitional goodwill impairment tests, must be completed during the first six months of Fiscal 2003. Total amortization of goodwill and other intangible assets was \$61.1 million and \$35.8 million in Fiscal 2002, \$51.6 million and \$35.0 million in Fiscal 2001 and \$50.8 million and \$32.8 million in Fiscal 2000, respectively. The company estimates that the adoption of SFAS No. 142 will benefit earnings per share by approximately \$0.17 in Fiscal 2003.

In Fiscal 2001, the company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements." Under the new accounting method, adopted retroactive to May 4, 2000, the company recognizes revenue upon the passage of title, ownership and risk of loss to the customer. The cumulative effect adjustment of \$66.2 million in revenue (\$16.5 million in net income) as of May 4, 2000, was recognized during the first quarter of Fiscal 2001.

In June 2001, the FASB approved SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses accounting for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. This standard is effective for fiscal years beginning after June 15, 2002. The company does not expect that the adoption of this standard will have a significant impact on the consolidated financial statements.

In October 2001, the FASB issued SFAS No. 144 "Accounting for Impairment or Disposal of Long-lived Assets." SFAS No. 144 clarifies and revises existing guidance on accounting for impairment of plant, property, and equipment, amortized intangibles, and other long-lived assets not specifically addressed in other accounting literature. This standard will be effective for the company beginning in Fiscal 2003. The company does not expect the adoption of this standard to have a significant impact on the consolidated financial statements.

Discussion of Significant Accounting Estimates

In the ordinary course of business, the company has made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of its financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. The company believes that the following discussion addresses the company's most critical accounting policies, which are those that are most important to the portrayal of the company's financial condition and results and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Marketing Costs: In order to support the company's products, the company offers various marketing programs to its customers and/or consumers which reimburse them for a portion or all of their promotional activities related to the company's products. The company regularly reviews and revises, when deemed necessary, estimates of costs to the company for these marketing programs based on estimates of what has been earned by our customers and/or consumers. Actual costs incurred by the company may differ significantly if factors such as the level and success of the programs or other conditions differ from expectations.

Inventories: Inventories are stated at the lower of cost or market value. Cost is principally determined by the average cost method. The company records adjustments to the carrying value of inventory based upon its forecasted plans to sell its inventories. The physical condition (e.g., age and quality) of the inventories is also considered in establishing its valuation. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual requirements if future economic conditions, customer inventory levels or competitive conditions differ from our expectations.

Property, Plant and Equipment: Land, buildings and equipment are recorded at cost and are depreciated on a straight-line method over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to the company's business model or changes in the company's capital strategy could result in the actual useful lives differing from the company's estimates. In those cases where the company determines that the useful life of buildings and equipment should be shortened, the company would depreciate the net book value in excess of the salvage value over its revised remaining useful life, thereby increasing depreciation expense. Factors such as changes in the planned use of fixtures or software or closing of facilities could result in shortened useful lives.

Long-Lived Assets: Long-lived assets, including fixed assets and intangibles, are evaluated periodically by the company for impairment whenever events or changes in circumstances indicate that the carrying amount of any such assets may not be recoverable. If the sum of the undiscounted cash flows is less than the carrying value, the company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. The estimate of cash flow is based upon, among other things, certain assumptions about expected future operating performance. The company's estimates of undiscounted cash flow may differ from actual cash flow due to, among other things, technological changes, economic conditions, changes to its business model or changes in its operating performance.

Pension Benefits: The company sponsors pension and other retirement plans in various forms covering substantially all employees who meet eligibility requirements. Several statistical and other factors which attempt to anticipate future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by the company, within certain guidelines. In addition, the company's actuarial consultants also use subjective factors such as withdrawal and mortality rates to estimate these factors. The actuarial assumptions used by the company may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life-spans of participants. These differences may result in a significant impact to the amount of pension expense recorded by the company.

Inflation

In general, costs are affected by inflation and the effects of inflation may be experienced by the company in future periods. Management believes, however, that such effects have not been material to the company during the past three years in the United States or foreign non-hyperinflationary countries. The company operates in certain countries around the world, such as Argentina, Mexico, Venezuela and Zimbabwe, that have experienced hyperinflation. In hyperinflationary foreign countries, the company attempts to mitigate the effects of inflation by increasing prices in line with inflation, where possible, and efficiently managing its working capital levels.

Stock Market Information

H.J. Heinz Company common stock is traded principally on The New York Stock Exchange and the Pacific Exchange, under the symbol HNZ. The number of shareholders of record of the company's common stock as of June 30, 2002 approximated 54,100. The closing price of the common stock on the New York Stock Exchange composite listing on May 1, 2002 was $42.80.

Stock price information for common stock by quarter follows:

	Stock Price Range	
	High	*Low*
2002		
First	$43.37	$39.01
Second	46.96	39.74
Third	43.30	38.12
Fourth	42.99	40.00
2001		
First	$45.50	$36.94
Second	43.13	35.44
Third	47.63	41.75
Fourth	45.09	37.72

Cautionary Statement Relevant to Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a safe harbor for forward-looking statements made by or on behalf of the company. The company and its representatives may from time to time make written or oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and in its reports to shareholders. These forward-looking statements are based on management's views and assumptions of future events and financial performance. The words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "should," "estimate," "project," "target," "goal" or similar expressions identify "forward-looking statements" within the meaning of the Act.

In order to comply with the terms of the safe harbor, the company notes that a variety of factors could cause the company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the company's forward-looking statements. These forward-looking statements are uncertain. The risks and uncertainties that may affect operations, financial performance and other activities, some of which may be beyond the control of the company, include the following:

- Changes in laws and regulations, including changes in food and drug laws, accounting standards, taxation requirements (including tax rate changes, new tax laws and revised tax law interpretations) and environmental laws in domestic or foreign jurisdictions;
- Competitive product and pricing pressures and the company's ability to gain or maintain share of sales in the global market as a result of actions by competitors and others;

- Fluctuations in the cost and availability of raw materials and the ability to maintain favorable supplier arrangements and relationships;
- The impact of higher energy costs and other factors on the cost of producing, transporting and distributing the company's products;
- The company's ability to generate sufficient cash flows to support capital expenditures, share repurchase programs, debt repayment and general operating activities;
- The inherent risks in the marketplace associated with new product or packaging introductions, including uncertainties about trade and consumer acceptance;
- The company's ability to achieve sales and earnings forecasts, which are based on assumptions about sales volume, product mix and other items;
- The company's ability to integrate acquisitions and joint ventures into its existing operations, the availability of new acquisition and joint venture opportunities and the success of divestitures and other business combinations;
- The company's ability to achieve its cost savings objectives, including any restructuring programs and its working capital initiative;
- The impact of unforeseen economic and political changes in international markets where the company competes, such as currency exchange rates (notably with respect to the euro and the pound sterling), inflation rates, recession, foreign ownership restrictions and other external factors over which the company has no control;
- Interest rate fluctuations and other capital market conditions;
- The effectiveness of the company's advertising, marketing and promotional programs;
- Weather conditions, which could impact demand for company products and the supply and cost of raw materials;
- The impact of e-commerce and e-procurement, supply chain efficiency and cash flow initiatives;
- The company's ability to maintain its profit margin in the face of a consolidating retail environment;
- The impact of global industry conditions, including the effect of the economic downturn in the food industry and the foodservice business in particular;
- The company's ability to offset the reduction in volume and revenue resulting from participation in categories experiencing declining consumption rates;
- With respect to the proposed spin-off and merger between the company's U.S. and Canadian pet food and pet snacks, U.S. tuna, U.S. retail private label soup and gravy, *College Inn* broths and U.S. infant feeding businesses, and a wholly owned subsidiary of Del Monte Foods Company ("Del Monte"), the ability to obtain required third-party consents, regulatory and Del Monte shareholders' approval, including a private letter ruling from the Internal Revenue Service, and the success of business integration in a timely and cost-effective manner; and
- With respect to future dividends on company stock, meeting certain legal requirements at the time of declaration.

The foregoing list of important factors is not exclusive. The forward-looking statements are and will be based on management's then current views and assumptions regarding future events and operating performance and speak only as of their dates. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENTS OF INCOME

H.J. Heinz Company and Subsidiaries

Fiscal year ended	*May 1, 2002*	*May 2, 2001*	*May 3, 2000*
(Dollars in thousands, except per share amounts)	*(52 Weeks)*	*(52 Weeks)*	*(53 Weeks)*
Sales	$9,431,000	$8,820,884	$8,939,416
Cost of products sold	6,093,827	5,883,618	5,788,525
Gross profit	3,337,173	2,937,266	3,150,891
Selling, general and administrative expenses	1,746,702	1,954,912	1,882,409
Gain on sale of Weight Watchers	—	—	464,617
Operating income	1,590,471	982,354	1,733,099
Interest income	27,445	22,692	25,330
Interest expense	294,269	332,957	269,748
Other (income)/expense, net	45,057	(969)	25,005
Income before income taxes and cumulative effect of accounting changes	1,278,590	673,058	1,463,676
Provision for income taxes	444,701	178,140	573,123
Income before cumulative effect of accounting changes	833,889	494,918	890,553
Cumulative effect of accounting changes	—	(16,906)	—
Net income	$ 833,889	$ 478,012	$ 890,553
PER COMMON SHARE AMOUNTS:			
Income before cumulative effect of accounting changes—diluted	$ 2.36	$ 1.41	$ 2.47
Income before cumulative effect of accounting changes—basic	$ 2.38	$ 1.42	$ 2.51
Net income—diluted	$ 2.36	$ 1.36	$ 2.47
Net income—basic	$ 2.38	$ 1.37	$ 2.51
Cash dividends	$ 1.6075	$ 1.545	$ 1.445
Average common shares outstanding—diluted	352,871,918	351,041,321	360,095,455
Average common shares outstanding—basic	349,920,983	347,758,281	355,272,696

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

H.J. Heinz Company and Subsidiaries

Assets (Dollars in thousands)	*May 1, 2002*	*May 2, 2001*
CURRENT ASSETS:		
Cash and cash equivalents	$ 206,921	$ 138,849
Short-term investments, at cost which approximates market	—	5,371
Receivables (net of allowances: 2002–$19,349 and 2001–$15,075)	1,449,147	1,383,550
Inventories:		
Finished goods and work-in-process	1,193,989	1,095,954
Packaging material and ingredients	333,565	312,007
	1,527,554	1,407,961
Prepaid expenses	172,460	157,801
Other current assets	17,484	23,282
Total current assets	3,373,566	3,116,814
PROPERTY, PLANT AND EQUIPMENT:		
Land	63,075	54,774
Buildings and leasehold improvements	880,490	878,028
Equipment, furniture and other	2,929,082	2,947,978
	3,872,647	3,880,780
Less accumulated depreciation	1,622,573	1,712,400
Total property, plant and equipment, net	2,250,074	2,168,380
OTHER NON-CURRENT ASSETS:		
Goodwill (net of amortization: 2002–$393,972 and 2001–$334,907)	2,528,942	2,077,451
Trademarks (net of amortization: 2002–$144,884 and 2001–$118,254)	808,884	567,692
Other intangibles (net of amortization: 2002–$160,230 and 2001–$157,678)	152,249	120,749
Other non-current assets	1,164,639	984,064
Total other non-current assets	4,654,714	3,749,956
Total assets	$10,278,354	$9,035,150

See Notes to Consolidated Financial Statements.

Liabilities and Shareholders' Equity (Dollars in thousands)	*May 1, 2002*	*May 2, 2001*
CURRENT LIABILITIES:		
Short-term debt	$ 178,358	$1,555,869
Portion of long-term debt due within one year	524,287	314,965
Accounts payable	938,483	962,497
Salaries and wages	39,376	54,036
Accrued marketing	164,650	146,138
Accrued restructuring costs	28,589	134,550
Other accrued liabilities	443,321	388,582
Income taxes	192,105	98,460
Total current liabilities	2,509,169	3,655,097
LONG-TERM DEBT AND OTHER LIABILITIES:		
Long-term debt	4,642,968	3,014,853
Deferred income taxes	394,935	253,690
Non-pension postretirement benefits	208,509	207,104
Minority interest	440,648	183,922
Other	363,509	346,757
Total long-term debt and other liabilities	6,050,569	4,006,326
SHAREHOLDERS' EQUITY:		
Capital stock:		
Third cumulative preferred, $1.70 first series, $10 par value	110	126
Common stock, 431,096,485 shares issued, $0.25 par value	107,774	107,774
	107,884	107,900
Additional capital	348,605	331,633
Retained earnings	4,968,535	4,697,213
	5,425,024	5,136,746
Less:		
Treasury shares, at cost (80,192,280 shares at May 1, 2002 and 82,147,565 shares at May 2, 2001)	2,893,198	2,922,630
Unearned compensation relating to the ESOP	230	3,101
Accumulated other comprehensive loss	812,980	837,288
Total shareholders' equity	1,718,616	1,373,727
Total liabilities and shareholders' equity	$10,278,354	$9,035,150

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

H.J. Heinz Company and Subsidiaries

(Amounts in thousands, except per share amounts)	Comprehensive Income	Preferred Stock Shares	Preferred Stock Dollars	Common Stock Shares	Common Stock Dollars
Balance at April 28, 1999		17	$173	431,096	$107,774
Comprehensive income—2000:					
Net income—2000	$ 890,553				
Other comprehensive income (loss), net of tax:					
Minimum pension liability, net of $10,894 tax expense	18,548				
Unrealized translation adjustments	(154,962)				
Realized translation reclassification adjustment	7,246				
Comprehensive income	$ 761,385				
Cash dividends: Preferred @ $1.70 per share					
Common @ $1.445 per share					
Shares reacquired					
Conversion of preferred into common stock		(3)	(34)		
Stock options exercised, net of shares tendered for payment					
Unearned compensation relating to the ESOP					
Other, net*					
Balance at May 3, 2000		14	139	431,096	107,774
Comprehensive income—2001:					
Net income—2001	$ 478,012				
Other comprehensive income (loss), net of tax:					
Minimum pension liability, net of $6,995 tax benefit	(11,909)				
Unrealized translation adjustments	(179,476)				
Cumulative effect of change in accounting for derivatives	(64)				
Net change in fair value of cash flow hedges	(1,669)				
Net hedging losses reclassified into earnings	595				
Comprehensive income	$ 285,489				
Cash dividends: Preferred @ $1.70 per share					
Common @ $1.545 per share					
Shares reacquired					
Conversion of preferred into common stock		(1)	(13)		
Stock options exercised, net of shares tendered for payment					
Unearned compensation relating to the ESOP					
Other, net*					
Balance at May 2, 2001		13	126	431,096	107,774
Comprehensive income—2002:					
Net income—2002	$ 833,889				
Other comprehensive income (loss), net of tax:					
Minimum pension liability, net of $3,782 tax benefit	(6,440)				
Unrealized translation adjustments	30,824				
Net change in fair value of cash flow hedges	(3,270)				
Net hedging losses reclassified into earnings	3,194				
Comprehensive income	$ 858,197				
Cash dividends: Preferred @ $1.70 per share					
Common @ $1.6075 per share					
Shares reacquired					
Conversion of preferred into common stock		(2)	(16)		
Stock options exercised, net of shares tendered for payment					
Unearned compensation relating to the ESOP					
Other, net*					
Balance at May 1, 2002		11	$110	431,096	$107,774
Authorized Shares—May 1, 2002		11		600,000	

See Notes to Consolidated Financial Statements.

* Includes activity of the Global Stock Purchase Plan.

Additional Capital	Retained Earnings	Treasury Stock Shares	Treasury Stock Dollars	Unearned Compensation Relating to the ESOP	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
$277,652	$4,379,742	(71,969)	$(2,435,012)	$(11,728)	$(515,597)	$1,803,004
	890,553					890,553
					(129,168)	(129,168)
	(26)					(26)
	(513,756)					(513,756)
		(12,766)	(511,480)			(511,480)
(1,136)		46	1,170			—
26,830†		833	19,681			46,511
				4,076		4,076
972		203	5,170			6,142
304,318	4,756,513	(83,653)	(2,920,471)	(7,652)	(644,765)	1,595,856
	478,012					478,012
					(192,523)	(192,523)
	(22)					(22)
	(537,290)					(537,290)
		(2,325)	(90,134)			(90,134)
(446)		18	459			—
25,787†		3,389	76,737			102,524
				4,551		4,551
1,974		423	10,779			12,753
331,633	4,697,213	(82,148)	(2,922,630)	(3,101)	(837,288)	1,373,727
	833,889					833,889
					24,308	24,308
	(20)					(20)
	(562,547)					(562,547)
		(1,000)	(45,363)			(45,363)
(540)		22	556			—
13,660†		2,556	64,620			78,280
				2,871		2,871
3,852		378	9,619			13,471
$348,605	$4,968,535	(80,192)	$(2,893,198)	$ (230)	$(812,980)‡	$1,718,616

† Includes income tax benefit resulting from exercised stock options.
‡ Comprised of unrealized translation adjustment of $(775,556), minimum pension liability of $(36,210) and deferred net losses on derivative financial instruments $(1,214).

CONSOLIDATED STATEMENTS OF CASH FLOWS

H.J. Heinz Company and Subsidiaries

Fiscal year ended	*May 1, 2002*	*May 2, 2001*	*May 3, 2000*
(Dollars in thousands)	*(52 Weeks)*	*(52 Weeks)*	*(53 Weeks)*
OPERATING ACTIVITIES:			
Net income	$ 833,889	$ 478,012	$ 890,553
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	207,131	213,968	219,255
Amortization	94,566	85,198	87,228
Deferred tax provision	120,296	67,468	28,331
Loss on sale of The All American Gourmet business	—	94,600	—
Gain on sale of Weight Watchers	—	—	(464,617)
Cumulative effect of changes in accounting principle	—	16,906	—
Benefit from tax planning and new tax legislation in Italy	—	(93,150)	—
Provision for restructuring	17,886	587,234	392,720
Other items, net	(126,977)	(79,415)	48,905
Changes in current assets and liabilities, excluding effects of acquisitions and divestitures:			
Receivables	(94,995)	(119,433)	(123,994)
Inventories	(89,918)	209,428	(217,127)
Prepaid expenses and other current assets	(23,158)	(11,017)	(23,296)
Accounts payable	(34,368)	(69,754)	111,976
Accrued liabilities	(99,703)	(553,268)	(372,999)
Income taxes	86,773	(320,432)	(33,860)
Cash provided by operating activities	891,422	506,345	543,075
INVESTING ACTIVITIES:			
Capital expenditures	(213,387)	(411,299)	(452,444)
Proceeds from disposals of property, plant and equipment	18,966	257,049	45,472
Acquisitions, net of cash acquired	(834,838)	(672,958)	(394,418)
Proceeds from divestitures	32,859	151,112	726,493
Purchases of short-term investments	—	(1,484,201)	(1,175,538)
Sales and maturities of short-term investments	17,314	1,493,091	1,119,809
Investment in The Hain Celestial Group, Inc.	—	(79,743)	(99,764)
Other items, net	(15,209)	(27,210)	(38,284)
Cash used for investing activities	(994,295)	(774,159)	(268,674)
FINANCING ACTIVITIES:			
Proceeds from long-term debt	2,009,111	1,536,744	834,328
Payments on long-term debt	(329,178)	(48,321)	(627,498)
(Payments on) proceeds from commercial paper and short-term borrowings, net	(1,270,984)	(680,858)	532,305
Proceeds from issuance of preferred stock of subsidiary	325,000	—	—
Dividends	(562,567)	(537,312)	(513,782)
Purchase of treasury stock	(45,363)	(90,134)	(511,480)
Exercise of stock options	63,731	93,901	20,027
Other items, net	(8,491)	9,077	6,937
Cash provided by (used for) financing activities	181,259	283,097	(259,163)
Effect of exchange rate changes on cash and cash equivalents	(10,314)	(14,051)	6,397
Net increase in cash and cash equivalents	68,072	1,232	21,635
Cash and cash equivalents at beginning of year	138,849	137,617	115,982
Cash and cash equivalents at end of year	$ 206,921	$ 138,849	$ 137,617

See Notes to Consolidated Financial Statements.

1. Significant Accounting Policies

Fiscal Year: H.J. Heinz Company (the "company") operates on a 52- or 53-week fiscal year ending the Wednesday nearest April 30. However, certain foreign subsidiaries have earlier closing dates to facilitate timely reporting. Fiscal years for the financial statements included herein ended May 1, 2002, May 2, 2001 and May 3, 2000.

Principles of Consolidation: The consolidated financial statements include the accounts of the company and its subsidiaries. All intercompany accounts and transactions were eliminated. Investments owned less than 50%, where significant influence exists, are accounted for on an equity basis. Certain prior-year amounts have been reclassified in order to conform with the Fiscal 2002 presentation.

On May 3, 2001, the company reorganized its U.S. corporate structure by consolidating its U.S. business into two major entities: H.J. Heinz Finance Company ("Heinz Finance") manages treasury functions and H.J. Heinz Company, L.P. ("Heinz LP") owns or leases the operating assets and manages the U.S. business. Heinz Finance assumed primary liability for payment of the company's outstanding senior unsecured debt and accrued interest by becoming a co-obligor with the company. All the assets, liabilities, results of operations and cash flows of Heinz Finance and Heinz LP are included in the company's consolidated financial statements.

Use of Estimates: The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Translation of Foreign Currencies: For all significant foreign operations, the functional currency is the local currency. Assets and liabilities of these operations are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included as a component of shareholders' equity. Gains and losses from foreign currency transactions are included in net income for the period.

Cash Equivalents: Cash equivalents are defined as highly liquid investments with original maturities of 90 days or less.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method.

Property, Plant and Equipment: Land, buildings and equipment are recorded at cost. For financial reporting purposes, depreciation is provided on the straight-line method over the estimated useful lives of the assets. Accelerated depreciation methods are generally used for income tax purposes. Expenditures for new facilities and improvements that substantially extend the capacity or useful life of an asset are capitalized. Ordinary repairs and maintenance are expensed as incurred. When property is retired or otherwise disposed, the cost and related depreciation are removed from the accounts and any related gains or losses are included in income.

Intangibles: Goodwill, trademarks and other intangibles arising from acquisitions are being amortized on a straight-line basis over periods ranging from three to 40 years. The carrying value of intangibles is evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying businesses. Adjustments are made if the sum of expected future net cash flows is less than book value. See *Recently Adopted Accounting Standards* regarding the accounting for goodwill and intangibles amortization effective May 2, 2002.

Revenue Recognition: The company recognizes revenue when title, ownership and risk of loss pass to the customer. See *Recently Adopted Accounting Standards* for additional information.

Advertising Expenses: Advertising costs are expensed in the year in which the advertising first takes place.

Income Taxes: Deferred income taxes result primarily from temporary differences between financial and tax reporting. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

The company has not provided for possible U.S. taxes on the undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely. Calculation of the unrecognized deferred tax liability for temporary differences related to these earnings is not practicable. Where it is contemplated that earnings will be remitted, credit for foreign taxes already paid generally will offset applicable U.S. income taxes. In cases where they will not offset U.S. income taxes, appropriate provisions are included in the Consolidated Statements of Income.

Stock-Based Employee Compensation Plans: Stock-based compensation is accounted for by using the intrinsic value-based method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

Financial Instruments: The company uses derivative financial instruments for the purpose of hedging currency, price and interest rate exposures which exist as part of ongoing business operations. As a policy, the company does not engage in speculative or leveraged transactions, nor does the company hold or issue financial instruments for trading purposes.

The cash flows related to financial instruments are classified in the Consolidated Statements of Cash Flows in a manner consistent with those of the transactions being hedged.

Recently Adopted Accounting Standards: In September 2000, the FASB Emerging Issues Task Force (the "EITF") issued new guidelines entitled "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products." In addition, during May 2000, the EITF issued new guidelines entitled "Accounting for Certain Sales Incentives." Both of these issues provide guidance primarily on income statement classification of consideration from a vendor to a purchaser of the vendor's products, including both customers and consumers. Generally, cash consideration is to be classified as a reduction of revenue, unless specific criteria are met regarding goods or services that the vendor may receive in return for this consideration.

In the fourth quarter of Fiscal 2002, the company adopted these new EITF guidelines. The adoption of these EITF guidelines resulted in a reduction of revenues of approximately $693 million in Fiscal 2002, $610 million in Fiscal 2001 and $469 million in Fiscal 2000. Selling, general and administrative expenses ("SG&A") was correspondingly reduced such that net earnings were not affected. Prior periods presented have been reclassified to conform with the current year presentation.

In June 2001, the FASB issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." These standards require that all business combinations be accounted for using the purchase method and that goodwill and intangible assets with indefinite useful lives should not be amortized but should be tested for impairment at least annually, and they provide guidelines for new disclosure requirements. These standards outline the criteria for initial recognition and measurement of intangibles, assignment of assets and liabilities including goodwill to reporting units and goodwill impairment testing. The company has adopted the provisions of SFAS Nos. 141 and 142 for all business combinations after June 30, 2001.

Effective May 2, 2002, Heinz will adopt SFAS No. 142 for existing goodwill and other intangible assets. The company is currently evaluating the impact of adopting SFAS No. 142 on the consolidated financial statements. The reassessment of intangible assets, including the ongoing impact of amortization, must be completed during the first quarter of Fiscal 2003. The assignment of goodwill to reporting units, along with completion of the first step of the transitional goodwill impairment tests, must be completed during the first six months of Fiscal 2003. Total amortization of goodwill and other intangible assets was $61.1 million and $35.8 million in Fiscal 2002, $51.6 million and $35.0 million in Fiscal 2001 and $50.8 million and $32.8 million in Fiscal 2000, respectively.

In Fiscal 2001, the company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." Under the new accounting method, adopted retroactive to May 4, 2000, Heinz recognizes revenue upon the passage of title, ownership and risk of loss to the customer. The cumulative effect of the change on prior years resulted in a charge to income of $16.5 million (net of income taxes of $10.2 million), which has been included in net income for the year ended May 3, 2000. The change did not have a significant effect on revenues or results of operations for the year ended May 2, 2001. The pro forma amounts, assuming that the new revenue recognition method had been applied retroactively to prior periods, were not materially different from the amounts shown in the Consolidated Statements of Income for the year ended May 3, 2000.

Recently Issued Accounting Standards: In June 2001, the FASB approved SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses accounting for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. This standard is effective for fiscal years beginning after June 15, 2002. The company does not expect that the adoption of this standard will have a significant impact on the consolidated financial statements.

In October 2001, the FASB issued SFAS No. 144 "Accounting for Impairment or Disposal of Long-lived Assets." SFAS No. 144 clarifies and revises existing guidance on accounting for impairment of plant, property, and equipment, amortized intangibles, and other long-lived assets not specifically addressed in other accounting literature. This standard will be effective for the company beginning in Fiscal 2003. The company does not expect the adoption of this standard to have a significant impact on the consolidated financial statements.

2. Acquisitions

All of the following acquisitions have been accounted for as purchases and, accordingly, the respective purchase prices have been allocated to the respective assets and liabilities based upon their estimated fair values as of the acquisition date. Operating results of businesses acquired have been included in the Consolidated Statements of Income from the respective acquisition dates forward. Pro forma results of the company, assuming all of the following acquisitions had been made at the beginning of each period presented, would not be materially different from the results reported. There are no significant contingent payments, options or commitments associated with any of the acquisitions.

Fiscal 2002: The company acquired the following businesses for a total of $837.3 million, which was paid primarily in cash, including obligations to sellers of $2.5 million:

- In July 2001, the company completed the acquisition of Borden Food Corporation's pasta sauce, dry bouillon and soup business including such brands as *Classico* pasta sauces, *Aunt Millie's* pasta sauce, *Mrs. Grass Recipe* soups and *Wyler's* bouillons and soups.
- In August 2001, the company completed the acquisition of Delimex Holdings, Inc., a leading maker of frozen Mexican food products such as taquitos, quesadillas, tamales and rice bowls.
- In September 2001, the company completed the acquisition of Anchor Food Products branded retail business, which includes the retail licensing rights to the *T.G.I. Friday's* brand of frozen snacks and appetizers and the *Poppers* brand of retail appetizer lines.
- The company also made other smaller acquisitions.

The preliminary allocations of the purchase price resulted in goodwill of $581.4 million, which was assigned to the U.S. Frozen segment ($375.3 million) and the Heinz North America segment ($206.1 million). Of that amount, $375.3 million is expected to be deductible for tax purposes. In addition, $192.1 million of intangible assets were acquired, of which $97.2 million was assigned to brands and trademarks that are not subject to amortization. The remaining $94.9 million of acquired intangible assets has a weighted-average useful life of approximately 27 years. The intangible assets that make up that amount include brands and trademarks of $39.1 million (38-year weighted-average useful life), licensing agreements of $45.8 million (20-year weighted-average useful life) and patents of $10.0 million (18-year weighted-average useful life).

Fiscal 2001: The company acquired businesses for a total of $678.4 million, including obligations to sellers of $5.5 million. The allocations of the purchase price resulted in goodwill of $589.8 million and trademarks and other intangible assets of $14.1 million, which are being amortized on a straight-line basis over periods not exceeding 40 years.

On February 28, 2001, the company completed the acquisition of the CSM Food Division of CSM Nederland NV, one of the leading food companies in the Benelux (Belgium, the Netherlands, Luxembourg) region which includes the following brands: *Honig* brand of soups, sauces and pasta meals; *HAK* brand vegetables packed in glass; *KDR (Koninklijke de Ruijter)* brand sport drinks and fortified juices; and *KDR* brand spreads and sprinkles, which are traditional toppings for breakfast breads and toasts.

On March 1, 2001, the company acquired two privately held U.S. foodservice companies: Cornucopia, Inc. of Irvine, California, and Central Commissary, Inc. of Phoenix, Arizona. Both companies make and market refrigerated and frozen reciped food products. Also during Fiscal 2001, the company completed the acquisitions of IDF Holdings, Inc., the parent of International DiverseFoods Inc., a leading manufacturer of customized dressings, sauces, mixes and condiments for restaurant chains and foodservice distributors, and Alden Merrell Corporation, a manufacturer of high-quality, premium-priced frozen desserts for casual dining restaurants and foodservice distributors. The company also made other smaller acquisitions.

Fiscal 2000: The company acquired businesses for a total of $404.9 million, including obligations to sellers of $10.4 million. The allocations of the purchase price resulted in goodwill of $255.2 million and trademarks and other intangible assets of $39.7 million, which are being amortized on a straight-line basis over periods not exceeding 40 years.

On December 7, 1999, the company completed the acquisition of United Biscuit's European Frozen and Chilled Division, one of the leading frozen food businesses in the U.K. and Ireland, which produces frozen desserts and vegetarian/meat-free products, frozen pizzas, frozen value-added potato products and fresh sandwiches. Also during Fiscal 2000, the company completed the acquisition of Quality Chef Foods, a leading manufacturer of frozen heat-and-serve soups, entrées and sauces; *Yoshida*, a line of Asian sauces marketed in the U.S.; Thermo Pac, Inc., a U.S. leader in single-serve condiments; and obtained a 51% share of Remedia Limited, Israel's leading company in infant nutrition. The company also made other smaller acquisitions during the year.

3. Divestitures

On February 9, 2001, the company announced it had sold The All American Gourmet business and its *Budget Gourmet* and *Budget Gourmet Value Classics* brands of frozen entrées for $55.0 million. The transaction resulted in a pretax loss of $94.6 million ($0.19 per share). The All American Gourmet business contributed approximately $141.4 million in sales for Fiscal 2000. During Fiscal 2001, the company also made other smaller divestitures.

On September 29, 1999, the company completed the sale of the *Weight Watchers* classroom business for $735 million, which included $25 million of preferred stock. The transaction resulted in a pretax gain of $464.6 million ($0.72 per share). The company used a portion of the proceeds to retain a 6% equity interest in Weight Watchers International, Inc.

The sale did not include *Weight Watchers Smart Ones* frozen meals, desserts and breakfast items, *Weight Watchers from Heinz* in the U.K. and a broad range of other *Weight Watchers* branded foods in Heinz's global core product categories. During Fiscal 2000, the company also made other smaller divestitures.

Pro forma results of the company, assuming all of the above divestitures had been made at the beginning of each period presented, would not be materially different from the results reported.

4. Restructuring Charges

Streamline

In the fourth quarter of Fiscal 2001, the company announced a restructuring initiative named "Streamline" which included:

- ☐ A worldwide organizational restructuring aimed at reducing overhead costs;
- ☐ The closure of the company's tuna operations in Puerto Rico;
- ☐ The consolidation of the company's North American canned pet food production to Bloomsburg, Pennsylvania (which results in ceasing canned pet food production at the company's Terminal Island, California facility); and
- ☐ The divestiture of the company's U.S. fleet of fishing boats and related equipment.

Management estimates that these actions will impact approximately 2,800 employees.

During the first quarter of Fiscal 2002, the company recognized restructuring charges and implementation costs totaling $16.1 million pretax ($0.04 per share). In the fourth quarter of Fiscal 2002, the company recorded a net charge of $1.7 million pretax to reflect revisions in original cost estimates. This charge was primarily the result of higher than expected asset write-downs (primarily related to the Puerto Rican business) and severance costs (primarily in Europe and the U.S.), offset by lower than expected contract exit costs associated with the company's Terminal Island, California facility and the Puerto Rican facility. Total Fiscal 2002 pretax charges of $8.7 million were classified as cost of products sold and $9.1 million as SG&A.

During Fiscal 2001, the company recognized restructuring charges and implementation costs totaling $298.8 million pretax ($0.66 per share). Pretax charges of $192.5 million were classified as cost of products sold and $106.2 million as SG&A. The major components of the restructuring charge and implementation costs and the remaining accrual balance as of May 1, 2002 and May 2, 2001 were as follows:

(Dollars in millions)	*Non-Cash Asset Write-Downs*	*Employee Termination and Severance Costs*	*Accrued Exit Costs*	*Implementation Costs*	*Total*
Restructuring and implementation costs—2001	$ 110.5	$110.3	$ 55.4	$ 22.6	$ 298.8
Amounts utilized—2001	(110.5)	(39.5)	(4.7)	(22.6)	(177.3)
Accrued restructuring costs—May 2, 2001	—	70.8	50.7	—	121.5
Restructuring and implementation costs—First Quarter 2002	—	5.7	—	10.4	16.1
Revisions to accruals and asset write-downs—Fourth Quarter 2002	5.8	3.6	(7.7)	—	1.7
Amounts utilized—2002	(5.8)	(66.6)	(32.4)	(10.4)	(115.2)
Accrued restructuring costs—May 1, 2002	$ —	$ 13.5	$ 10.6	$ —	$ 24.1

During Fiscal 2002, the company utilized $99.0 million of severance and exit cost accruals, principally for the closure of the company's tuna operations in Puerto Rico, ceasing canned pet food production in its Terminal Island, California facility and its global overhead reduction plan, primarily in Europe and North America.

Non-cash asset write-downs consisted primarily of long-term asset impairments that were recorded as a direct result of the company's decision to exit its tuna facility in Puerto Rico, consolidate its canned pet food operations and divest its U.S. fleet of fishing boats. Non-cash asset write-downs totaled $116.3 million and related to property, plant and equipment ($98.3 million) and current assets ($18.0 million). Long-term asset write-downs were based on third-party appraisals, contracted sales prices or management's estimate of salvage value. Current asset write-downs included inventory and packaging material, prepaids and other current assets and were determined based on management's estimate of net realizable value.

Employee termination and severance costs are primarily related to involuntary terminations and represent cash termination payments to be paid to affected employees as a direct result of the restructuring program. Non-cash pension and postretirement benefit charges related to the approved projects are also included as a component of total severance costs ($37.3 million).

Exit costs are primarily contractual obligations incurred as a result of the company's decision to exit these facilities.

Implementation costs were recognized as incurred in Fiscal 2002 ($10.4 million pretax) and Fiscal 2001 ($22.6 million pretax) and consist of incremental costs directly related to the implementation of the Streamline initiative. These include cost premiums related to production transfers, idle facility costs, consulting costs and relocation costs.

In Fiscal 2001, the company completed the closure of its tuna operations in Puerto Rico, ceased production of canned pet food in the company's Terminal Island, California facility and sold its U.S. fleet of fishing boats and related equipment. In Fiscal 2002, the company continued, and substantially completed, its global overhead reduction plan. To date, these actions resulted in a net reduction of the company's workforce of approximately 2,600 employees.

Operation Excel

In Fiscal 1999, the company announced a growth and restructuring initiative named "Operation Excel." This initiative was a multi-year, multi-faceted program which established manufacturing centers of excellence, focused the product portfolio, realigned the company's management teams and invested in growth initiatives.

The company established manufacturing centers of excellence which resulted in significant changes to its manufacturing footprint. The company completed the following initiatives: closed the Harlesden factory in London, England and focused the Kitt Green factory in Wigan, England on canned beans, soups and pasta production and focused the Elst factory in the Netherlands on tomato ketchup and sauces; downsized the Puerto Rico tuna processing facility and focused this facility on lower volume/higher margin products; focused the Pittsburgh, Pennsylvania factory on soup and baby food production and shifted other production to existing facilities; consolidated manufacturing capacity in the Asia/Pacific region; closed the Zabreh, Czech Republic factory and disposed of the Czech dairy business and transferred the infant formula business to the Kendal, England factory; downsized the Pocatello, Idaho factory by shifting *Bagel Bites* production to the Ft. Myers, Florida factory, and shifted certain *Smart Ones* entrée production to the Massillon, Ohio factory; closed the Redditch, England factory and shifted production to the Telford, England factory and the Turnhout factory in Belgium; closed the El Paso, Texas pet treat facility and transferred production to the Topeka, Kansas factory and to co-packers; and disposed of the Bloomsburg, Pennsylvania frozen pasta factory.

As part of Operation Excel, the company focused its portfolio of product lines on six core food categories: ketchup, condiments and sauces; frozen foods; tuna; soup, beans and pasta meals; infant foods; and pet products. A consequence of this focus was the sale of the *Weight Watchers* classroom business in Fiscal 2000. Seven other smaller businesses, which had combined annual revenues of approximately $80 million, also have been disposed.

Realigning the company's management teams provided processing and product expertise across the regions of North America, Europe and Asia/Pacific. Specifically, Operation Excel: established a single U.S. frozen food headquarters, resulting in the closure of the company's Ore-Ida head office in Boise, Idaho; consolidated many European administrative support functions; established a single North American Grocery & Foodservice headquarters in Pittsburgh, Pennsylvania, resulting in the relocation of the company's domestic seafood and pet food headquarters from Newport, Kentucky; and established two Asia/Pacific management teams with headquarters in Melbourne and Singapore.

The company has substantially completed Operation Excel. During Fiscal 2002, the company utilized approximately $9 million of severance and exit accruals. The utilization of the accruals related principally to lease obligations and employee terminations.

During Fiscal 2001, the company recognized restructuring charges of $55.7 million pretax, or $0.10 per share. These charges were primarily associated with exiting the company's domestic can making operations, exiting a tuna processing facility in Ecuador, and higher than originally expected severance costs associated with creating the single North American Grocery & Foodservice headquarters in Pittsburgh, Pennsylvania. This charge was recorded in cost of products sold ($44.8 million) and SG&A ($10.8 million). This charge was offset by the reversals of unutilized Operation Excel accruals and asset write-downs of $78.8 million pretax, or $0.17 per share. These reversals were recorded in cost of products sold ($46.3 million) and SG&A ($32.5 million) and were primarily the result of lower than expected lease termination costs related to exiting the company's fitness business, revisions in estimates of fair values of assets which were disposed of as part of Operation Excel, the company's decision not to exit certain U.S. warehouses due to higher than expected volume growth, and the company's decision not to transfer certain European baby food production. Implementation costs of $311.6 million pretax, or $0.59 per share, were also recognized in Fiscal 2001. These costs were classified as costs of products sold ($146.4 million) and SG&A ($165.1 million).

During Fiscal 2000, the company recognized restructuring charges of $194.5 million pretax, or $0.37 per share. Pretax charges of $107.7 million were classified as cost of products sold and $86.8 million as SG&A. Also during Fiscal 2000, the company recorded a reversal of $18.2 million pretax ($0.04 per share) of Fiscal 1999 restructuring accruals and asset write-downs, primarily for the closure of the West Chester, Pennsylvania facility, which remains in operation as a result of the sale of the Bloomsburg frozen pasta facility in Fiscal 2000. Implementation costs of $216.5 million pretax ($0.41 per share) were classified as costs of products sold ($79.2 million) and SG&A ($137.3 million).

During Fiscal 1999, the company recognized restructuring charges and implementation costs totaling $552.8 million pretax ($1.11 per share). Pretax charges of $396.4 million were classified as cost of products sold and $156.4 million as SG&A.

Implementation costs were recognized as incurred and consisted of incremental costs directly related to the implementation of Operation Excel, including consulting fees, employee training and relocation costs, unaccruable severance costs associated with terminated employees, equipment relocation costs and commissioning costs.

The major components of the restructuring charges and implementation costs and the remaining accrual balances as of May 1, 2002, May 2, 2001 and May 3, 2000 were as follows:

(Dollars in millions)	*Non-Cash Asset Write-Downs*	*Employee Termination and Severance Costs*	*Accrued Exit Costs*	*Implementation Costs*	*Total*
Accrued restructuring costs—April 28, 1999	$ —	$ 92.1	$ 35.5	$ —	$ 127.6
Restructuring and implementation costs—2000	78.1	85.8	30.5	216.5	410.9
Accrual reversal—2000	(16.5)	(1.3)	(0.4)	—	(18.2)
Amounts utilized—2000	(61.6)	(86.3)	(30.7)	(216.5)	(395.1)
Accrued restructuring costs—May 3, 2000	—	90.3	34.9	—	125.2
Restructuring and implementation costs—2001	44.4	3.0	8.3	311.6	367.3
Accrual reversal—2001	(32.2)	(28.3)	(18.3)	—	(78.8)
Amounts utilized—2001	(12.2)	(60.1)	(16.7)	(311.6)	(400.6)
Accrued restructuring costs—May 2, 2001	—	4.9	8.2	—	13.1
Amounts utilized—2002	—	(4.9)	(3.7)	—	(8.6)
Accrued restructuring costs—May 1, 2002	$ —	$ —	$ 4.5	$ —	$ 4.5

Non-cash asset write-downs consisted primarily of long-term asset impairments that were recorded as a direct result of the company's decision to exit businesses or facilities. Net non-cash asset write-downs totaled $12.2 million in Fiscal 2001 and related to property, plant and equipment ($5.6 million net reversal of previous asset write-downs), goodwill and other intangibles ($11.6 million net restructuring charge) and other current assets ($6.3 million net restructuring charge). In Fiscal 2000, net non-cash asset write-downs totaled $61.6 million and related to property, plant and equipment ($48.7 million) and current assets ($12.9 million). In Fiscal 1999, non-cash asset write-downs totaled $294.9 million and consisted of property, plant and equipment ($210.9 million), goodwill and other intangibles ($49.6 million) and current assets ($34.5 million). Long-term asset write-downs were based on third-party appraisals, contracted sales prices or management's estimate of salvage value. The carrying value of these long-term assets was approximately $5 million at May 2, 2001, $30 million at May 3, 2000 and $50 million at April 28, 1999. These assets were sold or removed from service by the end of Fiscal 2001. The results of operations, related to these assets, including the effect of reduced depreciation were not material. Current asset write-downs included inventory and packaging material, prepaids and other current assets and were determined based on management's estimate of net realizable value.

Severance charges are primarily related to involuntary terminations and represent cash termination payments to be paid to affected employees as a direct result of the restructuring program. Non-cash pension and postretirement benefit charges related to the projects are also included as a component of total severance costs ($27.8 million and $60.5 million in Fiscal 2000 and Fiscal 1999, respectively).

Exit costs are primarily related to contract and lease termination costs ($42.7 million of the total $65.5 million net exit costs).

The company has closed or exited all of the 21 factories or businesses that were scheduled for closure or divestiture. In addition, the company also exited its domestic can making operations and a tuna processing facility in Ecuador. Operation Excel impacted approximately 8,500 employees with a net reduction in the workforce of approximately 7,100 after expansion of certain facilities. The exit of the company's domestic can making operations and its tuna processing facility in Ecuador resulted in a reduction of the company's workforce of approximately 2,500 employees. During Fiscal 2002, Fiscal 2001, Fiscal 2000 and Fiscal 1999, the company's workforce had a net reduction of approximately 200 employees, 3,700 employees, 3,000 employees and 200 employees, respectively.

5. Income Taxes

The following table summarizes the provision/(benefit) for U.S. federal and U.S. possessions, state and foreign taxes on income.

(Dollars in thousands)	*2002*	*2001*	*2000*
Current:			
U.S. federal and U.S. possessions	$153,513	$ 79,430	$318,873
State	8,532	(15,699)	45,935
Foreign	162,360	46,941	179,984
	324,405	110,672	544,792
Deferred:			
U.S. federal and U.S. possessions	67,738	28,591	71,602
State	2,839	3,279	(1,871)
Foreign	49,719	35,598	(41,400)
	120,296	67,468	28,331
Total tax provision	$444,701	$178,140	$573,123

The Fiscal 2001 effective tax rate was favorably impacted by the recognition of a tax benefit of $93.2 million related to new tax legislation enacted in Italy. The Fiscal 2000 effective tax rate was unfavorably impacted by the excess of basis in assets for financial reporting over tax basis of assets included in the *Weight Watchers* sale and by gains in higher tax rate states related to the sale. Tax expense related to the pretax gain of $464.6 million was $204.9 million. The Fiscal 2001 and 2000 effective tax rates were unfavorably impacted by restructuring and related costs expected to be realized in lower tax rate jurisdictions and by non-deductible expenses related to the restructurings. Tax benefit related to the $17.9 million of Streamline restructuring and related costs for Fiscal 2002 was $9.0 million. Tax benefit related to the $587.2 million of Streamline and Operation Excel restructuring and related costs for Fiscal 2001 was $174.0 million, and tax benefit related to the $392.7 million of Operation Excel restructuring and related costs for Fiscal 2000 was $125.3 million. Tax expense resulting from allocating certain tax benefits directly to additional capital was $15.1 million in Fiscal 2002, $12.5 million in Fiscal 2001 and immaterial in Fiscal 2000.

The components of income before income taxes consist of the following:

(Dollars in thousands)	*2002*	*2001*	*2000*
Domestic	$ 599,912	$116,126	$ 805,464
Foreign	678,678	556,932	658,212
	$1,278,590	$673,058	$1,463,676

The differences between the U.S. federal statutory tax rate and the company's consolidated effective tax rate are as follows:

	2002	*2001*	*2000*
U.S. federal statutory tax rate	35.0%	35.0%	35.0%
Tax on income of foreign subsidiaries	(1.7)	(4.0)	(1.0)
State income taxes (net of federal benefit)	0.6	(1.0)	1.9
Earnings repatriation	1.1	6.4	1.7
Foreign losses	0.2	2.0	1.4
Tax on income of U.S. possessions subsidiaries	(0.4)	1.9	(1.4)
Tax law changes	—	(13.7)	(0.1)
Other	—	(0.1)	1.7
Effective tax rate	34.8%	26.5%	39.2%

The deferred tax (assets) and deferred tax liabilities recorded on the Consolidated Balance Sheets as of May 1, 2002 and May 2, 2001 are as follows:

(Dollars in thousands)	*2002*	*2001*
Depreciation/amortization	$ 428,438	$ 411,681
Benefit plans	62,061	52,002
Other	73,900	54,232
	564,399	517,915
Provision for estimated expenses	(15,932)	(69,873)
Operating loss carryforwards	(38,829)	(39,547)
Benefit plans	(127,282)	(129,722)
Tax credit carryforwards	(70,657)	(33,889)
Other	(118,198)	(139,467)
	(370,898)	(412,498)
Valuation allowance	100,358	60,298
Net deferred tax liabilities	$ 293,859	$ 165,715

At the end of Fiscal 2002, net operating loss carryforwards totaled $97.3 million. Of that amount, $55.9 million expire through 2021; the other $41.4 million do not expire. Foreign tax credit carryforwards total $70.7 million and expire through 2007.

The company's consolidated United States income tax returns have been audited by the Internal Revenue Service for all years through 1994.

Undistributed earnings of foreign subsidiaries considered to be reinvested permanently amounted to $2.41 billion at May 1, 2002.

The Fiscal 2002 net change in valuation allowance for deferred tax assets was an increase of $40.1 million, due principally to additional deferred tax assets related to foreign tax credit carryforwards.

6. Debt

Short-term debt, excluding domestic commercial paper, consisted of bank and other borrowings of $178.4 million and $211.0 million as of May 1, 2002 and May 2, 2001, respectively. Total short-term debt, excluding domestic commercial paper, had a weighted-average interest rate during Fiscal 2002 of 8.6% and at year-end of 4.7%. The weighted-average interest rate on short-term debt during Fiscal 2001 was 8.0% and at year-end was 7.0%.

On September 6, 2001, the company, Heinz Finance and a group of domestic and international banks entered into a $1.50 billion credit agreement which expires in September 2006 and a $800 million credit agreement which expires in September 2002. These credit agreements, which support the company's commercial paper programs and the remarketable securities discussed below, replaced the $2.30 billion credit agreement that expired on September 6, 2001. In addition, the company had $676.0 million of foreign lines of credit available at year-end.

As of May 1, 2002, $119.1 million of domestic commercial paper is classified as long-term debt due to the long-term nature of the supporting credit agreement. As of May 2, 2001, the company had $1.34 billion of domestic commercial paper outstanding and classified as short-term debt. Aggregate domestic commercial paper had a weighted-average interest rate during Fiscal 2002 of 2.9% and at year-end of 2.0%. In Fiscal 2001, the weighted-average rate was 6.3% and at year-end of 4.9%.

Long-Term (Dollars in thousands)	*Range of Interest*	*Maturity (Fiscal Year)*	*2002*	*2001*
United States Dollars:				
Commercial paper	Floating	2007	$ 119,117	$ —
Senior unsecured notes and debentures	6.00–7.00%	2003–2032	2,756,305	741,061
Eurodollar notes	5.05–5.95	2003–2005	521,845	549,185
Revenue bonds	3.39–7.70	2003–2027	8,942	12,392
Promissory notes	3.25–7.00	2003–2017	5,339	7,005
Remarketable securities	6.49	2021	1,000,000	1,005,970
Other	6.50–7.925	2003–2034	10,337	9,890
			4,421,885	2,325,503
Foreign Currencies (U.S. Dollar Equivalents):				
Promissory notes:				
Pound sterling	6.25%	2030	181,164	211,087
Euro	3.90–6.53	2003–2008	408,678	668,814
New Zealand dollar	5.95–6.85	2003–2005	107,472	101,640
Other	4.00–17.15	2003–2022	48,056	22,774
			745,370	1,004,315
Total long-term debt			5,167,255	3,329,818
Less portion due within one year			524,287	314,965
			$4,642,968	$3,014,853

The amount of long-term debt that matures in each of the four years following 2003 is: $15.6 million in 2004, $322.6 million in 2005, $414.6 million in 2006 and $126.4 million in 2007. The fair value of the debt obligations approximated the recorded value as of May 1, 2002.

On July 6, 2001, Heinz Finance issued $750 million of 6.625% Guaranteed Notes due July 15, 2011. The proceeds were used for general corporate purposes, including retiring commercial paper borrowings and financing acquisitions and ongoing operations. In addition, Heinz Finance raised $325.0 million via the issuance of Voting Cumulative Preferred Stock,

Series A with liquidation preference of $100,000 per share. The Series A Preferred shares are entitled to receive quarterly dividends at a rate of 6.226% per annum and are required to be redeemed for cash on July 15, 2008. The Series A Preferred shares are included in minority interest on the accompanying Consolidated Balance Sheets.

On March 7, 2002, Heinz Finance issued $700 million of 6.00% Guaranteed Notes due March 15, 2012 and $550 million of 6.75% Guaranteed Notes due March 15, 2032. The proceeds were used to retire commercial paper borrowings.

On April 10, 2001, the company issued €450 million of 5.125% Guaranteed Notes due 2006. The proceeds were used for general corporate purposes, including repaying borrowings that were incurred in connection with the acquisition of the CSM Food Division of CSM Nederland NV in February.

On November 6, 2000, the company issued $1.0 billion of remarketable securities due November 2020. The proceeds were used to repay domestic commercial paper. The securities have a coupon rate of 6.82%. The securities are subject to mandatory tender by all holders to the remarketing dealer on each November 15, and the interest rate will be reset on such dates. If the remarketing dealer does not elect to exercise its right to a mandatory tender of the securities or otherwise does not purchase all of the securities on a remarketing date, then the company is required to repurchase all of the securities on the remarketing date at 100% of the principal amount plus accrued interest. The company received a premium from the remarketing dealer for the right to require the mandatory tender of the securities. The amortization of the premium resulted in an effective interest rate of 5.82% through November 15, 2001. On November 15, 2001, the remarketing dealer exercised its right to a mandatory tender of the securities and purchased all of the securities and remarketed the securities at an effective yield to the company of 6.49% through November 15, 2002. Because the remarketable securities may be refinanced by the $1.5 billion credit agreement discussed above, they are classified as long-term debt.

In Fiscal 2002, the company entered into interest rate swaps in order to convert certain fixed-rate debt to floating. These swaps have an aggregate notional value of $2.05 billion and an average maturity of 16.4 years. The weighted-average fixed rate of the associated debt is 6.45%; however, the effective rate after taking into account the swaps is 3.14%.

7. Shareholders' Equity

Capital Stock: The preferred stock outstanding is convertible at a rate of one share of preferred stock into 13.5 shares of common stock. The company can redeem the stock at $28.50 per share.

As of May 1, 2002, there were authorized, but unissued, 2,200,000 shares of third cumulative preferred stock for which the series had not been designated.

Employee Stock Ownership Plan ("ESOP"): The company established an ESOP in 1990 to replace in full or in part the company's cash-matching contributions to the H.J. Heinz Company Employees Retirement and Savings Plan, a 401(k) plan for salaried employees. Matching contributions to the 401(k) plan are based on a percentage of the participants' contributions, subject to certain limitations.

Global Stock Purchase Plan ("GSPP"): On September 8, 1999, the shareholders authorized the GSPP which provides for the purchase by employees of up to 3,000,000 shares of the company's stock through payroll deductions. Employees who choose to participate in the plan receive an option to acquire common stock at a discount. The purchase price per share is the lower of 85% of the fair market value of the company's stock on the first or last day of a purchase period. During Fiscal 2002, employees purchased 340,049 shares under this plan.

Unfunded Pension Obligation: An adjustment for unfunded foreign pension obligations in excess of unamortized prior service costs was recorded, net of tax, as a reduction in shareholders' equity.

8. Supplemental Cash Flows Information

(Dollars in thousands)	2002	2001	2000
Cash Paid During the Year For:			
Interest	$290,513	$298,761	$273,506
Income taxes	180,757	456,279	485,267
Details of Acquisitions:			
Fair value of assets	$889,440	$819,163	$563,376
Liabilities*	52,615	136,358	166,699
Cash paid	836,825	682,805	396,677
Less cash acquired	1,987	9,847	2,259
Net cash paid for acquisitions	$834,838	$672,958	$394,418

* Includes obligations to sellers of $2.5 million, $5.5 million and $10.4 million in 2002, 2001 and 2000, respectively.

9. Employees' Stock Option Plans and Management Incentive Plans

Under the company's stock option plans, officers and other key employees may be granted options to purchase shares of the company's common stock. Generally, the option price on outstanding options is equal to the fair market value of the stock at the date of grant. Options are generally exercisable beginning from one to three years after date of grant and have a maximum term of 10 years. Beginning in Fiscal 1998, in order to place greater emphasis on creation of shareholder value, performance-accelerated stock options were granted to certain key executives. These options vest eight years after the grant date, subject to acceleration if predetermined share price goals are achieved.

The company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the company's stock option plans. If the company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated below:

Fiscal year ended	*May 1, 2002*	*May 2, 2001*	*May 3, 2000*
(Dollars in thousands, except per share amounts)	*(52 Weeks)*	*(52 Weeks)*	*(53 Weeks)*
Pro forma net income	$790,535	$440,600	$862,698
Pro forma diluted net income per common share	$ 2.24	$ 1.26	$ 2.40
Pro forma basic net income per common share	$ 2.26	$ 1.27	$ 2.43

The pro forma effect on net income for Fiscal 2002, Fiscal 2001 and Fiscal 2000 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.

The weighted-average fair value of options granted was $8.54 per share in Fiscal 2002, $8.46 per share in Fiscal 2001 and $8.98 per share in Fiscal 2000.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2002	*2001*	*2000*
Dividend yield	3.9%	3.8%	3.5%
Volatility	23.3%	23.5%	24.0%
Risk-free interest rate	4.6%	6.0%	6.1%
Expected term (years)	6.5	6.5	5.0

Data regarding the company's stock option plans follows:

	Shares	Weighted-Average Exercise Price Per Share
Shares under option April 28, 1999	30,517,230	$37.94
Options granted	347,000	41.40
Options exercised	(858,283)	24.81
Options surrendered	(287,665)	44.70
Shares under option May 3, 2000	29,718,282	$38.29
Options granted	4,806,600	37.19
Options exercised	(3,395,874)	26.69
Options surrendered	(887,663)	51.27
Shares under option May 2, 2001	30,241,345	$39.04
Options granted	**4,712,000**	**43.16**
Options exercised	**(2,555,999)**	**24.93**
Options surrendered	**(1,088,250)**	**51.01**
Shares under option May 1, 2002	**31,309,096**	**$40.39**
Options exercisable at:		
May 3, 2000	16,430,099	$31.43
May 2, 2001	15,350,907	33.00
May 1, 2002	**19,087,840**	**38.40**

(67)

The following summarizes information about shares under option in the respective exercise price ranges at May 1, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Price Per Share	Number Outstanding	Weighted-Average Remaining Life (Years)	Weighted-Average Exercise Price Per Share	Number Exercisable	Weighted-Average Exercise Price Per Share
$22.08–31.88	8,306,600	2.9	$27.08	8,306,600	$27.08
32.13–43.28	12,956,516	7.7	39.18	3,420,918	36.51
43.50–59.94	10,045,980	6.3	52.96	7,360,322	52.05
	31,309,096	6.0	$40.39	19,087,840	$38.40

The shares authorized but not granted under the company's stock option plans were 7,840,147 at May 1, 2002 and 11,469,563 at May 2, 2001. Common stock reserved for options totaled 39,149,243 at May 1, 2002 and 41,710,908 at May 2, 2001.

The company's management incentive plan covers officers and other key employees. Participants may elect to be paid on a current or deferred basis. The aggregate amount of all awards may not exceed certain limits in any year. Compensation under the management incentive plans was approximately $21 million in Fiscal 2002, $20 million in Fiscal 2001 and $44 million in Fiscal 2000.

10. Retirement Plans

The company maintains retirement plans for the majority of its employees. Current defined benefit plans are provided primarily for domestic union and foreign employees. Defined contribution plans are provided for the majority of its domestic non-union hourly and salaried employees.

Total pension cost consisted of the following:

(Dollars in thousands)	*2002*	*2001*	*2000*
Components of defined benefit net periodic benefit cost:			
Service cost	$ 30,391	$ 25,769	$ 27,352
Interest cost	96,444	89,889	84,096
Expected return on assets	(141,545)	(135,990)	(121,735)
Amortization of:			
Net initial asset	(1,818)	(2,637)	(3,629)
Prior service cost	8,473	9,616	8,067
Net actuarial loss/(gain)	4,386	(729)	1,931
Loss due to curtailment, settlement and special termination benefits	1,694	29,146	27,908
Net periodic benefit (income) cost	(1,975)	15,064	23,990
Defined contribution plans (excluding the ESOP)	19,314	21,846	20,558
Total pension cost	$ 17,339	$ 36,910	$ 44,548

The following table sets forth the funded status of the company's principal defined benefit plans at May 1, 2002 and May 2, 2001.

(Dollars in thousands)	*2002*	*2001*
Change in Benefit Obligation:		
Benefit obligation at the beginning of the year	$1,549,413	$1,457,410
Service cost	30,391	25,769
Interest cost	96,444	89,889
Participants' contributions	8,152	8,010
Amendments	9,596	5,877
Actuarial loss/(gain)	36,762	(6,303)
Curtailment gain	—	(793)
Settlement	—	(7,548)
Special termination benefits	1,254	21,651
Benefits paid	(110,846)	(96,090)
Acquisition	(3,543)	120,090
Exchange	14,166	(68,549)
Benefit obligation at the end of the year	1,631,789	1,549,413
Change in Plan Assets:		
Fair value of plan assets at the beginning of the year	1,496,171	1,657,424
Actual return on plan assets	(9,743)	(88,655)
Settlement	—	(7,548)
Employer contribution	110,632	33,448
Participants' contributions	8,152	8,010
Benefits paid	(110,846)	(96,090)
Acquisition	1,919	67,127
Exchange	14,526	(77,545)
Fair value of plan assets at the end of the year	1,510,811	1,496,171
Funded status	(120,978)	(53,242)
Unamortized prior service cost	70,972	68,935
Unamortized net actuarial loss/(gain)	364,890	177,813
Unamortized net initial asset	(2,626)	(4,396)
Net amount recognized	$ 312,258	$ 189,110
Amount recognized in the consolidated balance sheet consists of:		
Prepaid benefit cost	373,125	257,019
Accrued benefit liability	(118,341)	(115,161)
Accumulated other comprehensive loss	57,474	47,252
Net amount recognized	$ 312,258	$ 189,110

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were $347.8 million, $298.7 million and $207.0 million, respectively, as of May 1, 2002 and $358.6 million, $305.3 million and $214.8 million, respectively, as of May 2, 2001.

The weighted-average rates used for the years ended May 1, 2002, May 2, 2001 and May 3, 2000 in determining the net pension costs and projected benefit obligations for defined benefit plans were as follows:

	2002	*2001*	*2000*
Expected rate of return	9.2%	9.3%	9.5%
Discount rate	6.6%	6.7%	6.8%
Compensation increase rate	4.2%	4.3%	4.6%

11. Postretirement Benefits Other Than Pensions and Other Postemployment Benefits

The company and certain of its subsidiaries provide health care and life insurance benefits for retired employees and their eligible dependents. Certain of the company's U.S. and Canadian employees may become eligible for such benefits. The company currently does not fund these benefit arrangements and may modify plan provisions or terminate plans at its discretion.

Net postretirement costs consisted of the following:

(Dollars in thousands)	*2002*	*2001*	*2000*
Components of defined benefit net periodic benefit cost:			
Service cost	$ 4,668	$ 4,350	$ 3,903
Interest cost	13,395	12,519	10,475
Amortization of:			
Prior service cost	(728)	(728)	(655)
Net actuarial gain	(2,170)	(3,560)	(3,144)
Loss due to curtailment and special termination benefits	551	951	1,536
Net periodic benefit cost	$15,716	$13,532	$12,115

The following table sets forth the combined status of the company's postretirement benefit plans at May 1, 2002 and May 2, 2001.

(Dollars in thousands)	*2002*	*2001*
Change in benefit obligation:		
Benefit obligation at the beginning of the year	$ 186,256	$ 169,550
Service cost	4,668	4,350
Interest cost	13,395	12,519
Participants' contributions	1,169	1,390
Actuarial loss	36,184	13,127
Acquisition	1,800	—
Special termination benefits	551	951
Benefits paid	(17,301)	(15,077)
Exchange	(354)	(554)
Benefit obligation at the end of the year	226,368	186,256
Funded status	(226,368)	(186,256)
Unamortized prior service cost	(5,127)	(5,855)
Unamortized net actuarial loss/(gain)	11,986	(25,989)
Net accrued benefit liability	$(219,509)	$(218,100)

The weighted-average discount rate used in the calculation of the accumulated postretirement benefit obligation and the net postretirement benefit cost was 7.2% in 2002, 7.5% in 2001 and 7.7% in 2000. The assumed annual composite rate of increase in the per capita cost of company-provided health care benefits begins at 9.6% for 2003, gradually decreases to 5.0% by 2007, and remains at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for postretirement medical benefits. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(Dollars in thousands)	1% Increase	1% Decrease
Effect on total service and interest cost components	$ 2,091	$ (1,187)
Effect on postretirement benefit obligation	21,748	(13,670)

12. Financial Instruments

The company operates internationally, with manufacturing and sales facilities in various locations around the world, and utilizes certain financial instruments to manage its foreign currency, commodity price and interest rate exposures.

Foreign Currency Hedging: The company uses forward contracts and options to mitigate its foreign currency exchange rate exposure due to anticipated purchases of raw materials and sales of finished goods, and future settlement of foreign currency denominated assets and liabilities. Hedges of anticipated transactions are designated as cash flow hedges, and consequently, the effective portion of unrealized gains and losses is deferred as a component of accumulated other comprehensive loss and is recognized in earnings at the time the hedged item affects earnings.

The company uses certain foreign currency debt instruments as net investment hedges of foreign operations. As of May 1, 2002, losses of $2.4 million, net of income taxes of $1.4 million, which represented effective hedges of net investments, were reported as a component of accumulated other comprehensive loss within unrealized translation adjustment.

Commodity Price Hedging: The company uses commodity futures and options in order to reduce price risk associated with anticipated purchases of raw materials such as corn, soybean oil and soybean meal. Commodity price risk arises due to factors such as weather conditions, government regulations, economic climate and other unforeseen circumstances. Hedges of anticipated commodity purchases which meet the criteria for hedge accounting are designated as cash flow hedges.

Interest Rate Hedging: The company uses interest rate swaps to manage interest rate exposure. These derivatives are designated as cash flow hedges or fair value hedges depending on the nature of the risk being hedged. During Fiscal 2002, the company entered into interest rate swaps with a notional amount of $2.05 billion to swap fixed-rate debt to floating (see Note 6). The swaps were designated as fair value hedges.

Hedge Ineffectiveness: During Fiscal 2002, hedge ineffectiveness related to cash flow hedges, which is reported in the consolidated statements of income as other expense, was not significant.

Deferred Hedging Gains and Losses: As of May 1, 2002, the company is hedging forecasted transactions for periods not exceeding 12 months, and expects $0.5 million of net deferred loss reported in accumulated other comprehensive loss to be reclassified to earnings within that time frame. During Fiscal 2002, the net deferred losses reclassified to earnings because the hedged transaction was no longer expected to occur were not significant.

Concentrations of Credit Risk: Counterparties to currency exchange and interest rate derivatives consist of large major international financial institutions. The company continually monitors its positions and the credit ratings of the counterparties involved and, by policy, limits the amount of credit exposure to any one party. While the company may be exposed to potential losses due to the credit risk of non-performance by these counterparties, losses are not anticipated. During Fiscal 2002, one customer represented over 10% of the company's sales. The company closely monitors the credit risk associated with this customer and has never experienced significant losses.

13. Net Income Per Common Share

The following table sets forth the computation of basic and diluted earnings per share in accordance with the provisions of SFAS No. 128.

Fiscal year ended *(Dollars in thousands, except per share amounts)*	*May 1, 2002 (52 Weeks)*	*May 2, 2001 (52 Weeks)*	*May 3, 2000 (53 Weeks)*
Income before cumulative effect of accounting changes	$833,889	$494,918	$890,553
Preferred dividends	20	22	26
Income applicable to common stock before effect of accounting changes	833,869	494,896	890,527
Cumulative effect of accounting changes	—	(16,906)	—
Net income applicable to common stock	$833,869	$477,990	$890,527
Average common shares outstanding—basic	349,921	347,758	355,273
Effect of dilutive securities:			
Convertible preferred stock	162	176	218
Stock options	2,789	3,107	4,604
Average common shares outstanding—diluted	352,872	351,041	360,095
Income per share before cumulative effect of accounting changes—basic	$ 2.38	$ 1.42	$ 2.51
Net income per share—basic	2.38	1.37	2.51
Income per share before cumulative effect of accounting changes—diluted	2.36	1.41	2.47
Net income per share—diluted	2.36	1.36	2.47

Stock options outstanding of 14.9 million, 11.5 million and 11.7 million as of May 1, 2002, May 2, 2001 and May 3, 2000, respectively, were not included in the above net income per diluted share calculations because to do so would have been antidilutive for the periods presented.

14. Segment Information

The company's segments are primarily organized by geographical area. The composition of segments and measure of segment profitability is consistent with that used by the company's management. Descriptions of the company's reportable segments are as follows:

- ☐ *Heinz North America*—This segment markets ketchup, condiments, sauces, soups, pasta meals and infant foods to the grocery and foodservice channels and includes the Canadian business.
- ☐ *U.S. Pet Products & Seafood*—This segment markets dry and canned pet food, pet snacks, tuna and other seafood.
- ☐ *U.S. Frozen*—This segment markets frozen potatoes, entrées, snacks and appetizers.
- ☐ *Europe*—This segment includes the company's operations in Europe and sells products in all of the company's core categories.
- ☐ *Asia/Pacific*—This segment includes the company's operations in New Zealand, Australia, Japan, China, South Korea, Indonesia, Thailand and India. This segment's operations include products in all of the company's core categories.
- ☐ *Other Operating Entities*—This segment includes the company's *Weight Watchers* classroom business through September 29, 1999, the date of divestiture, as well as the company's operations in Africa, Venezuela and other areas which sell products in all of the company's core categories.

The company's management evaluates performance based on several factors including net sales and the use of capital resources; however, the primary measurement focus is operating income excluding unusual costs and gains. Intersegment sales are accounted for at current market values. Items below the operating income line of the Consolidated Statements of Income are not presented by segment, since they are excluded from the measure of segment profitability reviewed by the company's management.

The following table presents information about the company's reportable segments.

Fiscal year ended (Dollars in thousands)	May 1, 2002 (52 Weeks)	May 2, 2001 (52 Weeks)	May 3, 2000 (53 Weeks)	May 1, 2002 (52 Weeks)	May 2, 2001 (52 Weeks)	May 3, 2000 (53 Weeks)
	Net External Sales (a)			Intersegment Sales		
Heinz North America	$2,604,266	$2,468,227	$2,311,749	$25,790	$37,597	$37,125
U.S. Pet Products and Seafood	1,429,643	1,451,724	1,639,074	15,187	24,884	32,437
U.S. Frozen	1,171,487	956,564	869,550	10,222	12,660	12,782
Total North America	5,205,396	4,876,515	4,820,373			
Europe	2,834,396	2,582,769	2,474,657	6,737	3,657	2,687
Asia/Pacific	980,848	1,041,328	1,167,621	2,901	3,376	2,853
Other Operating Entities	410,360	320,272	476,765	1,379	—	2,526
Non-Operating (b)	—	—	—	(62,216)	(82,174)	(90,410)
Consolidated Totals	$9,431,000	$8,820,884	$8,939,416	$ —	$ —	$ —
	Operating Income (Loss)			Operating Income (Loss) Excluding Special Items (c)		
Heinz North America	$ 578,197	$ 541,559	$ 496,338	$ 584,346	$ 647,962	$ 602,649
U.S. Pet Products and Seafood	191,613	(54,546)	198,111	197,134	228,243	272,619
U.S. Frozen	244,731	83,964	152,018	244,731	202,012	181,511
Total North America	1,014,541	570,977	846,467	1,026,211	1,078,217	1,056,779
Europe	541,830	388,647	364,207	545,442	518,009	502,302
Asia/Pacific	82,060	96,123	124,125	81,919	147,599	177,454
Other Operating Entities	55,132	49,284	540,155	55,132	37,958	32,255
Non-Operating (b)	(103,092)	(122,677)	(141,855)	(100,347)	(99,060)	(102,337)
Consolidated Totals	$1,590,471	$ 982,354	$1,733,099	$1,608,357	$1,682,723	$1,666,453
	Depreciation and Amortization Expense			Capital Expenditures (d)		
Total North America	$155,811	$170,279	$174,703	$103,937	$211,022	$250,870
Europe	107,222	90,106	81,802	71,688	140,780	127,595
Asia/Pacific	27,783	26,288	28,871	26,646	46,166	60,795
Other Operating Entities	6,974	8,117	13,066	6,169	4,716	8,495
Non-Operating (b)	3,907	4,376	8,041	4,947	8,615	4,689
Consolidated Totals	$301,697	$299,166	$306,483	$213,387	$411,299	$452,444
	Identifiable Assets					
Total North America	$ 5,469,722	$4,572,995	$4,593,916			
Europe	3,253,266	3,130,680	2,781,238			
Asia/Pacific	969,185	912,515	1,085,491			
Other Operating Entities	226,177	208,267	187,684			
Non-Operating (e)	360,004	210,693	202,328			
Consolidated Totals	$10,278,354	$9,035,150	$8,850,657			

(a) Sales for 2002, 2001 and 2000 reflect the adoption of the new EITF guidelines relating to the classification of consideration from a vendor to a purchaser of a vendor's products, including both customers and consumers. Total net external sales previously reported for the fiscal years ended May 2, 2001 and May 3, 2000 were $9,430,422 and $9,407,949, respectively.

(b) Includes corporate overhead, intercompany eliminations and charges not directly attributable to operating segments.

(c) ***Fiscal year ended May 1, 2002:*** Excludes restructuring and implementation costs of the Streamline initiative as follows: Heinz North America $6.1 million, U.S. Pet Products and Seafood $5.5 million, Europe $3.6 million, Asia/Pacific $(0.1) million and Non-Operating $2.7 million.
Fiscal year ended May 2, 2001: Excludes net restructuring and implementation costs of Operation Excel as follows: Heinz North America $71.6 million, U.S. Pet Products and Seafood $85.4 million, U.S. Frozen $23.4 million, Europe $63.7 million, Asia/Pacific $46.3 million, Other Operating Entities $(11.3) million and Non-Operating $9.4 million. Excludes restructuring and implementation costs of the Streamline initiative as follows: Heinz North America $16.3 million, U.S. Pet Products and Seafood $197.4 million, Europe $65.7 million, Asia/Pacific $5.2 million and Non-Operating $14.2 million. Excludes the loss on the sale of The All American Gourmet in U.S. Frozen of $94.6 million. Excludes acquisition costs in Heinz North America $18.5 million.
Fiscal year ended May 3, 2000: Excludes net restructuring and implementation costs of Operation Excel as follows: Heinz North America $106.2 million, U.S. Pet Products and Seafood $54.6 million, U.S. Frozen $29.5 million, Europe $138.1 million, Asia/Pacific $53.3 million, Other Operating Entities $1.5 million and Non-Operating $9.5 million. Excludes costs related to Ecuador in U.S. Pet Products and Seafood $20.0 million. Excludes the impact of the *Weight Watchers* classroom business $44.7 million and the $464.6 million gain on the sale of this business in Other Operating Entities. Excludes the Foundation contribution in Non-Operating $30.0 million.

(d) Excludes property, plant and equipment obtained through acquisitions.

(e) Includes identifiable assets not directly attributable to operating segments.

The company's revenues are generated via the sale of products in the following categories:

(Unaudited) *Fiscal year ended* *(Dollars in thousands)*	*May 1, 2002* *(52 Weeks)*	*May 2, 2001* *(52 Weeks)*	*May 3, 2000* *(53 Weeks)*
Ketchup, condiments and sauces	$2,669,971	$2,444,349	$2,332,868
Frozen foods	1,999,500	1,739,283	1,387,154
Seafood	1,035,896	982,499	1,044,994
Soups, beans and pasta meals	1,192,268	1,129,254	1,143,338
Infant/nutritional foods	891,387	915,803	996,970
Pet products	983,157	1,063,340	1,165,119
Other	658,821	546,356	868,973
Total	$9,431,000	$8,820,884	$8,939,416

The company has significant sales and long-lived assets in the following geographic areas. Sales are based on the location in which the sale originated. Long-lived assets include property, plant and equipment, goodwill, trademarks and other intangibles, net of related depreciation and amortization.

	Net External Sales			*Long-Lived Assets*		
Fiscal year ended *(Dollars in thousands)*	*May 1, 2002* *(52 Weeks)*	*May 2, 2001* *(52 Weeks)*	*May 3, 2000* *(53 Weeks)*	*May 1, 2002*	*May 2, 2001*	*May 3, 2000*
United States	$4,772,724	$4,523,883	$4,528,261	$2,776,227	$2,508,105	$2,705,735
United Kingdom	1,408,642	1,353,970	1,247,558	434,405	524,390	549,213
Other	3,249,634	2,943,031	3,163,597	2,529,517	1,901,777	1,515,535
Total	$9,431,000	$8,820,884	$8,939,416	$5,740,149	$4,934,272	$4,770,483

15. Quarterly Results (Unaudited)

	2002				
(Dollars in thousands, except per share amounts)	*First (13 Weeks)*	*Second (13 Weeks)*	*Third (13 Weeks)*	*Fourth (13 Weeks)*	*Total (52 Weeks)*
Sales*	$2,077,295	$2,414,219	$2,365,105	$2,574,381	$9,431,000
Gross profit	762,279	862,616	814,851	897,427	3,337,173
Net income	200,474	208,241	201,660	223,514	833,889
Per Share Amounts:					
Net income—diluted	$ 0.57	$ 0.59	$ 0.57	$ 0.63	$ 2.36
Net income—basic	0.57	0.60	0.58	0.64	2.38
Cash dividends	0.3925	0.4050	0.4050	0.4050	1.6075

	2001				
(Dollars in thousands, except per share amounts)	*First (13 Weeks)*	*Second (13 Weeks)*	*Third (13 Weeks)*	*Fourth (13 Weeks)*	*Total (52 Weeks)*
Sales*	$2,053,777	$2,182,470	$2,128,188	$2,456,449	$8,820,884
Gross profit	781,201	799,344	742,682	614,039	2,937,266
Net income	187,980	190,033	270,520	(170,521)	478,012
Per Share Amounts:					
Net income/(loss)—diluted	$ 0.54	$ 0.54	$ 0.77	$ (0.49)	$ 1.36
Net income/(loss)—basic	0.54	0.55	0.78	(0.49)	1.37
Cash dividends	0.3675	0.3925	0.3925	0.3925	1.545

* The sales amounts reflect the adoption of the new EITF guidelines relating to the classification of consideration from a vendor to a purchaser of the vendor's products, including both customers and consumers. See Recently Adopted Accounting Standards for further details.

The first quarter of Fiscal 2002 includes restructuring and implementation costs related to the Streamline initiative of $0.04 per share. The first quarter of Fiscal 2001 includes restructuring and implementation costs related to Operation Excel of $0.11 per share.

The second quarter of Fiscal 2001 includes net restructuring and implementation costs related to Operation Excel of $0.14 per share and the loss of $0.01 per share which represents the company's equity loss associated with The Hain Celestial Group's fourth quarter results which included charges for its merger with Celestial Seasonings.

The third quarter of Fiscal 2001 includes restructuring and implementation costs related to Operation Excel of $0.14 per share and a benefit from tax planning and new tax legislation in Italy of $0.27 per share.

The fourth quarter of Fiscal 2002 includes a net benefit of $0.01 per share related to the Streamline initiative. The fourth quarter of Fiscal 2001 includes net restructuring and implementation costs related to Operation Excel of $0.14 per share, restructuring and implementation costs related to the Streamline initiative of $0.66 per share, acquisition costs of $0.03 per share and the loss on the sale of The All American Gourmet business of $0.19 per share.

16. Commitments and Contingencies

Legal Matters: Certain suits and claims have been filed against the company and have not been finally adjudicated. These suits and claims when finally concluded and determined, in the opinion of management, based upon the information that it presently possesses, will not have a material adverse effect on the company's consolidated financial position, results of operations or liquidity.

Lease Commitments: Operating lease rentals for warehouse, production and office facilities and equipment amounted to approximately $103.6 million in 2002, $91.1 million in 2001 and $111.1 million in 2000. Future lease payments for non-cancellable operating leases as of May 1, 2002 totaled $444.0 million (2003–$50.1 million, 2004–$43.8 million, 2005–$37.2 million, 2006–$31.4 million, 2007–$215.9 million and thereafter–$65.6 million).

No significant credit guarantees existed between the company and third parties as of May 1, 2002.

17. Advertising Costs

Advertising costs for fiscal years 2002, 2001 and 2000 were $413.9 million, $404.4 million and $374.0 million, respectively, and are recorded either as a reduction of revenue or as a component of SG&A.

18. Subsequent Events

On June 13, 2002, Heinz announced that it will transfer to a wholly owned subsidiary ("Spinco") certain assets and liabilities of its U.S. and Canadian pet food and pet snacks, U.S. tuna, U.S. retail private label soup and gravy, *College Inn* broths and U.S. infant feeding businesses and distribute all of the shares of Spinco common stock on a pro rata basis to its shareholders. Immediately thereafter, Spinco will merge with a wholly owned subsidiary of Del Monte Foods Company ("Del Monte") resulting in Spinco becoming a wholly owned subsidiary of Del Monte (the "Merger"). In connection with the Merger, each share of Spinco common stock will be automatically converted into shares of Del Monte common stock that will result in the fully diluted Del Monte common stock at the effective time of the Merger being held approximately 74.5% by Heinz shareholders and approximately 25.5% by the Del Monte shareholders. As a result of the transaction, Heinz will receive approximately $1.1 billion in cash that will be used to retire debt.

Included in the transaction will be the following brands: *StarKist, 9-Lives, Kibbles 'n Bits, Pup-Peroni, Snausages, Nawsomes, Heinz Nature's Goodness* baby food and *College Inn* broths. The following is a summary of the operating results over the past three years of the businesses to be spun off:

(Dollars in thousands)	*Fiscal 2002*	*Fiscal 2001*	*Fiscal 2000*
Revenues	**$1,809,593**	$1,817,163	$2,028,131
Operating income/(loss)	**275,292**	(8,788)	241,164
Operating income excluding special items	**280,814**	330,537	369,899

The Merger, which has been approved by the Board of Directors of Heinz and Del Monte, is subject to the approval of the shareholders of Del Monte and receipt of a ruling from the Internal Revenue Service that the contribution of the assets and liabilities to Spinco and the distribution of the shares of common stock of Spinco to Heinz shareholders will be tax-free to Heinz, Spinco and the shareholders of Heinz. The Merger is also subject to receipt of applicable governmental approvals and the satisfaction of other customary closing conditions. The company expects that the transaction will close late in calendar year 2002 or early in calendar year 2003.

Responsibility for Financial Statements

Management of H.J. Heinz Company is responsible for the preparation of the financial statements and other information included in this annual report. The financial statements have been prepared in conformity with generally accepted accounting principles, incorporating management's best estimates and judgments, where applicable.

Management believes that the company's internal control systems provide reasonable assurance that assets are safe-guarded, transactions are recorded and reported appropriately, and policies are followed. The concept of reasonable assurance recognizes that the cost of a control procedure should not exceed the expected benefits. Management believes that its systems provide this appropriate balance. An important element of the company's control systems is the ongoing program to promote control consciousness throughout the organization. Management's commitment to this program is emphasized through written policies and procedures (including a code of conduct), an effective internal audit function and a qualified financial staff.

The company engages independent public accountants who are responsible for performing an independent audit of the financial statements. Their report, which appears herein, is based on obtaining an understanding of the company's accounting systems and procedures and testing them as they deem necessary.

The company's Audit Committee is composed entirely of outside directors. The Audit Committee meets regularly, and when appropriate separately, with the independent public accountants, the internal auditors and financial management to review the work of each and to satisfy itself that each is discharging its responsibilities properly. Both the independent public accountants and the internal auditors have unrestricted access to the Audit Committee.

Report of Independent Accountants

To the Shareholders of
H.J. Heinz Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of H.J. Heinz Company and its subsidiaries (the "Company") at May 1, 2002 and May 2, 2001, and the results of its operations and its cash flows for each of the three years in the period ended May 1, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 13, 2002

Directors

William R. Johnson
Chairman, President and Chief Executive Officer.
Director since 1993. (1)

Nicholas F. Brady
Chairman, Darby Advisors, Inc. and Chairman, Darby Overseas Investments, Ltd., Easton, Maryland.
Director from 1987 through September 1988.
Reelected 1993. (3)

Mary C. Choksi
Managing Director, Strategic Investment Partners, Inc. and Emerging Markets Investors Corporation, Arlington, Virginia.
Director since 1998. (1,4,5)

Leonard S. Coleman, Jr.
Chairman–Arena Co., Inc. and Senior Advisor–Major League Baseball, New York, New York.
Director since 1998. (3,4,5)

Peter H. Coors
Chairman, Coors Brewing Company and President and Chief Executive Officer, Adolph Coors Company, Golden, Colorado.
Director since 2001. (2,5)

Edith E. Holiday
Attorney and Director, Various Corporations.
Director since 1994. (1,3,4,5)

Samuel C. Johnson
Chairman Emeritus, S. C. Johnson & Son, Inc., Racine, Wisconsin.
Director since 1988. (2,4)

Candace Kendle
Chairman and Chief Executive Officer, Kendle International Inc., Cincinnati, Ohio.
Director since 1998. (2,3)

Dean R. O'Hare
Chairman and Chief Executive Officer, The Chubb Corporation, Warren, New Jersey.
Director since 2000. (2,4,5)

Thomas J. Usher
Chairman, Chief Executive Officer and President, United States Steel Corporation, Pittsburgh, Pennsylvania.
Director since 2000. (1,2,3,5)

David R. Williams**
Executive Vice President.
Director since 1992.

James M. Zimmerman
Chairman and Chief Executive Officer, Federated Department Stores, Inc., Cincinnati, Ohio.
Director since 1998. (1,2,3)

Committees of the Board

(1) Executive Committee
(2) *Management Development and Compensation Committee*
(3) *Corporate Governance Committee*
(4) Audit Committee
(5) Public Issues Committee

Officers

William R. Johnson
Chairman, President and Chief Executive Officer

Neil Harrison
Executive Vice President; President and Chief Executive Officer–Heinz North America

Joseph Jimenez
Executive Vice President; President and Chief Executive Officer–Heinz Europe

Richard H. Wamhoff**
Executive Vice President–Asia & Pacific and Global Manufacturing Supply Chain

David R. Williams**
Executive Vice President; President and Chief Operating Officer–Europe, *Middle East, Africa and India*

Arthur B. Winkleblack
Executive Vice President and Chief Financial Officer

Michael J. Bertasso
Senior Vice President; President–Asia/Pacific***

William C. Goode III†
Senior Vice President and Chief Administrative Officer

Michael D. Milone
Senior Vice President–Chief Growth Officer

D. Edward I. Smyth‡
Senior Vice President–Corporate *and Government Affairs*

Laura Stein
Senior Vice President and General Counsel

R. Scott Allen
Vice President–Chief Procurement Officer

Theodore N. Bobby
Vice President–Legal Affairs

John C. Crowe
Vice President–Taxes

Leonard A. Cullo
Treasurer

Karyll A. Davis
Corporate Secretary

F. Kerr Dow
Vice President–Nutrition & Technical *Affairs and Chief Scientist*

Bruna Gambino
Corporate Controller

Edward J. McMenamin
Vice President–Finance

Diane B. Owen
Vice President–Corporate Audit

Mitchell A. Ring
Vice President–Business Development

John Runkel
Vice President–Investor Relations

* As of July 15, 2002.
** To retire September 1, 2002.
*** Effective September 1, 2002.
† To retire December 31, 2002.
‡ To assume additional title of Chief Administrative Officer, effective January 1, 2003.

ELEVEN-YEAR SUMMARY OF OPERATIONS AND OTHER RELATED DATA

H.J. Heinz Company and Subsidiaries

(Dollars in thousands, except per share amounts)	2002	2001	2000†	1999
SUMMARY OF OPERATIONS:				
Sales*	$9,431,000	$8,820,884	$8,939,416	$9,299,610
Cost of products sold	6,093,827	5,883,618	5,788,525	5,944,867
Interest expense	294,269	332,957	269,748	258,813
Provision for income taxes	444,701	178,140	573,123	360,790
Income before cumulative effect of accounting change	833,889	494,918	890,553	474,341
Cumulative effect of SAB No. 101 and FAS No. 133 adoptions	—	(16,906)	—	—
Cumulative effect of SFAS No. 106 adoption		—	—	—
Net income	833,889	478,012	890,553	474,341
Income per share before cumulative effect of accounting change—diluted	2.36	1.41	2.47	1.29
Cumulative effect of SAB No. 101 and FAS No. 133 adoptions	—	(0.05)	—	—
Cumulative effect of SFAS No. 106 adoption	—	—	—	—
Net income per share—diluted	2.36	1.36	2.47	1.29
Net income per share—basic	2.38	1.37	2.51	1.31
OTHER RELATED DATA:				
Dividends paid:				
Common	562,547	537,290	513,756	484,817
per share	1.6075	1.545	1.445	1.3425
Preferred	20	22	26	30
Average common shares outstanding—diluted	352,871,918	351,041,321	360,095,455	367,830,419
Average common shares outstanding—basic	349,920,983	347,758,281	355,272,696	361,203,539
Number of employees	46,500	45,800	46,900	38,600
Capital expenditures	213,387	411,299	452,444	316,723
Depreciation and amortization expense	301,697	299,166	306,483	302,212
Total assets	10,278,354	9,035,150	8,850,657	8,053,634
Total debt	5,345,613	4,885,687	4,112,401	3,376,413
Shareholders' equity	1,718,616	1,373,727	1,595,856	1,803,004
Pretax return on average invested capital	23.2%	16.4%	31.4%	20.4%
Return on average shareholders' equity before cumulative effect of accounting change	53.9%	32.2%	52.4%	23.6%
Book value per common share	4.90	3.94	4.59	5.02
Price range of common stock:				
High	46.96	47.63	54.00	61.75
Low	38.12	35.44	30.81	44.56

* Sales for 2002, 2001 and 2000 reflect the adoption of the new EITF guidelines relating to the classification of consideration from a vendor to a purchaser of a vendor's products, including both customers and consumers. Amounts previously reported for 2001 and 2000 were $9,430,422 and $9,407,949, respectively. **Sales for fiscal years 1999 and earlier have not been adjusted to reflect the new EITF reclassifications as it is impracticable to do so.**

† Fiscal year consisted of 53 weeks.

The 2002 results include, on a pretax basis, net restructuring and implementation costs of $17.9 million for the Streamline initiative.

The 2001 results include, on a pretax basis, restructuring and implementation costs of $298.8 million for the Streamline initiative, net restructuring and implementation costs of $288.5 million for Operation Excel, a benefit of $93.2 million from tax planning and new tax legislation in Italy, a loss of $94.6 million on the sale of The All American Gourmet business, company acquisition costs of $18.5 million, a loss of $5.6 million which represents the company's equity loss associated with The Hain Celestial Group's fourth quarter results which included charges for its merger with Celestial Seasonings and the after-tax impact of adopting SAB No. 101 and SFAS No. 133 of $16.9 million.

The 2000 results include, on a pretax basis, net restructuring and implementation costs of $392.7 million for Operation Excel, a contribution of $30.0 million to the H.J. Heinz Company Foundation, costs related to Ecuador of $20.0 million, a gain of $464.6 million on the sale of the *Weight Watchers* classroom business and a gain of $18.2 million on the sale of an office building in the U.K.

The 1999 results include, on a pretax basis, restructuring and implementation costs of $552.8 million for Operation Excel and costs of $22.3 million related to the implementation of Project Millennia, offset by the reversal of unutilized Project Millennia accruals for severance and exit costs of $25.7 million and a gain of $5.7 million on the sale of the bakery products unit.

1998	1997	1996	1995†	1994	1993	1992
$9,209,284	$9,357,007	$9,112,265	$8,086,794	$7,046,738	$7,103,374	$6,581,867
5,711,213	6,385,091	5,775,357	5,119,597	4,381,745	4,530,563	4,102,816
258,616	274,746	277,411	210,585	149,243	146,491	134,948
453,415	177,193	364,342	346,982	319,442	185,838	346,050
801,566	301,871	659,319	591,025	602,944	529,943	638,295
—	—	—	—	—	—	—
—	—	—	—	—	(133,630)	—
801,566	301,871	659,319	591,025	602,944	396,313	638,295
2.15	0.81	1.75	1.58	1.56	1.36	1.59
—	—	—	—	—	—	—
—	—	—	—	—	(0.34)	—
2.15	0.81	1.75	1.58	1.56	1.02	1.59
2.19	0.82	1.79	1.61	1.59	1.04	1.65
452,566	416,923	381,871	345,358	325,887	297,009	270,512
1.235	1.135	1.035	0.94	0.86	0.78	0.70
37	43	56	64	71	78	86
372,952,851	374,043,705	377,606,606	373,317,480	385,778,757	390,374,298	400,267,734
365,982,290	367,470,850	368,799,645	367,685,810	378,483,701	380,728,905	386,331,811
40,500	44,700	43,300	42,200	35,700	37,700	35,500
373,754	377,457	334,787	341,788	275,052	430,713	331,143
313,622	340,490	343,809	315,267	259,809	234,935	211,786
8,023,421	8,437,787	8,623,691	8,247,188	6,381,146	6,821,321	5,931,901
3,107,903	3,447,435	3,363,828	3,401,076	2,166,703	2,613,736	1,902,483
2,216,516	2,440,421	2,706,757	2,472,869	2,338,551	2,320,996	2,367,398
26.4%	11.9%	21.0%	21.4%	21.9%	18.1%	27.6%
34.4%	11.7%	25.5%	24.6%	25.9%	22.0%	27.5%
6.10	6.64	7.34	6.76	6.26	6.08	6.21
59.94	44.88	36.63	28.63	26.63	30.38	32.38
41.13	29.75	27.63	21.13	20.50	23.50	23.38

The 1998 results include costs of $84.1 million pretax related to the implementation of Project Millennia, offset by the gain on the sale of the Ore-Ida frozen foodservice business, $96.6 million pretax.

The 1997 results include a pretax charge for Project Millennia restructuring and implementation costs of $647.2 million, offset by capital gains of $85.3 million from the sale of non-strategic assets in New Zealand and the U.K. The 1994 results include a pretax gain of $127.0 million relating to the divestiture of the confectionery and specialty rice businesses. The 1993 results include a pretax restructuring charge of $192.3 million. The 1992 results include a pretax gain of $221.5 million for the sale of The Hubinger Company, a pretax restructuring charge of $88.3 million and a pretax pension curtailment gain of $38.8 million.

World Headquarters
600 Grant Street, Pittsburgh, Pennsylvania.

The Americas

- ☐ **H.J. Heinz Company, L.P.** Established 2000. Pittsburgh, Pennsylvania.
  Divisions:
  - Alden Merrell
  - Chef Francisco
  - Delimex
  - Escalon Premier Brands
  - Heinz Frozen Food
  - Heinz North America
  - Heinz North America Foodservice
  - Heinz Pet Products
  - International DiverseFoods
  - Portion Pac
  - Quality Chef Foods
  - Star-Kist Seafood
  - Todds
- ☐ **H.J. Heinz Finance Company.** Established 1983. Pittsburgh, Pennsylvania.
- ☐ **Trademark Management Company.** Established 2001. Boise, Idaho.
- ☐ **ProMark International Inc.** Established 1995. Boise, Idaho.
- ☐ **Heinz Management Company.** Established 1985. Pittsburgh, Pennsylvania.
- ☐ **Royal American Foods, Inc. (Dianne's Gourmet Desserts).** Acquired 2002. LeCenter, Minnesota.
- ☐ **Ethnic Gourmet Foods, Inc.** Acquired 2001. Framingham, Massachusetts.
- ☐ **Star-Kist Foods, Inc.** Acquired 1963. Pittsburgh, Pennsylvania.
- ☐ **Star-Kist International, S.A.** Established 1958. City of Panama, Republic of Panama.
- ☐ **Star-Kist Samoa, Inc.** Acquired 1963. Pago Pago, American Samoa.
- ☐ **Panapesca Fishing, Inc.** Established 2000. City of Panama, Republic of Panama.

Heinz Mexico, S.A. de C.V. Inc. Established 1999. Mexico City, Mexico.
Delimex de Mexico, S.A. de C.V. Acquired 2002. Mexico City, Mexico.

H.J. Heinz Company of Canada Ltd. Established 1909. North York, Ontario, Canada.

- ☐ **Omstead Foods Limited.** Acquired 1991. Wheatley, Ontario, Canada.
- ☐ **Martin Pet Foods.** Acquired 1996. Elmira, Ontario, Canada.

Alimentos Heinz C.A. Established 1959. Caracas, Venezuela.
Alimentos Heinz de Costa Rica. Established 2000. San José, Costa Rica.

- ☐ **Distribuidora Banquete, S.A.** Acquired 2001. San José, Costa Rica.

Europe, Middle East and Africa

U.K. and Ireland

- ☐ **H.J. Heinz Company Limited.** Established 1917. Hayes Park, Middlesex, England.
- ☐ **John West Foods Limited.** Acquired 1997. Liverpool, England.
- ☐ **H.J. Heinz Frozen & Chilled Foods Limited.** Acquired 1999. Hayes Park, Middlesex, England.
- ☐ **H.J. Heinz Company (Ireland) Limited.** Established 1996. Dublin, Ireland.
- ☐ **H.J. Heinz Frozen & Chilled Foods Limited.** Established 1993. Dublin, Ireland.

Western Europe

- ☐ **Ets. Paul Paulet S.A.** Acquired 1981. Douarnenez, France.
- ☐ **H.J. Heinz S.A.R.L.** Established 1979. Paris, France.
- ☐ **Heinz Iberica S.A.** Established 1987. Madrid, Spain.
- ☐ **IDAL (Industrias de Alimentação, Lda).** Acquired 1965. Lisbon, Portugal.

Southern and Eastern Europe

- ☐ **Heinz Italia S.r.l.** Acquired 1963. Milan, Italy.
- ☐ **Fattoria Scaldasole, S.p.A.** Acquired 1996. Monguzzo, Italy.
- ☐ **COPAIS Food and Beverage Company, S.A.** Acquired 1990. Athens, Greece.
- ☐ **Heinz Polska Sp. Z.o.o.** Established 1994. Warsaw, Poland.
- ☐ **Pudliszki S.A.** Acquired 1997. Pudliszki, Poland.
- ☐ **Wodzislaw S.A.** Acquired 2000. Wodzislaw, Poland.
- ☐ **Miedzychod S.A.** Acquired 2000. Miedzychod, Poland.
- ☐ **Heinz CIS.** Established 1994. Moscow, Russia.
- ☐ **Heinz Georgievsk.** Established 1994. Georgievsk, Russia.

* As of June 2002.

Northern Europe

- ☐ **H.J. Heinz B.V.** Acquired 1958. Elst, Gelderland, The Netherlands. (Includes the former CSM Food Division. Acquired 2001. The Netherlands.)
- ☐ **H.J. Heinz Belgium S.A.** Established 1984. Brussels, Belgium.
- ☐ **H.J. Heinz GmbH.** Established 1970. Düsseldorf, Germany.
- ☐ **Sonnen Bassermann.** Acquired 1998. Seesen, Germany.

European Foodservice

- ☐ **Heinz Single Service Limited.** Acquired 1995. Hayes Park, Middlesex, England.
- ☐ **Serv-A-Portion.** Acquired 1999. Turnhout, Belgium.
- ☐ **AIAL (Arimpex Industrie Alimentari S.r.l.).** Acquired 1992. Rovereto, Italy.
- ☐ **Comexo S.A.** Acquired 2001. Chateaurenard, France.

Middle East

- ☐ **Cairo Food Industries SAE.** Established 1992. Cairo, Egypt.
- ☐ **Heinz Remedia Limited.** Established 1999. Tel Aviv, Israel.
- ☐ **Star-Kist Food D'Or Limited.** Acquired 2000. Haifa, Israel.

North and Central Africa

- ☐ **Heinz Africa Trading Company.** Established 2000. Lisbon, Portugal.
- ☐ **Indian Ocean Tuna Limited.** Acquired 1995. Victoria, Republic of Seychelles.
- ☐ **Pioneer Food Cannery Limited.** Acquired 1995. Tema, Ghana.

Southern Africa

- ☐ **H.J. Heinz Southern Africa (Proprietary) Limited.** Established 1995. Johannesburg, South Africa.
- ☐ **H.J. Heinz (Botswana) (Proprietary) Ltd.** Formed 1988. Gaborone, Botswana.
- ☐ **Kgalagadi Soap Industries (Pty) Ltd.** Acquired 1988. Gaborone, Botswana.
- ☐ **Refined Oil Products (Pty) Ltd.** Formed 1987. Gaborone, Botswana.
- ☐ **Olivine Industries (Private) Limited.** Acquired 1982. Harare, Zimbabwe.
- ☐ **Chegutu Canners (Pvt) Ltd.** Established 1992. Chegutu, Zimbabwe.
- ☐ **Heinz South Africa (Pty) Ltd.** Established 1995. Johannesburg, South Africa.
- ☐ **Heinz Wellington's (Pty) Ltd.** Acquired 1997. Wellington, South Africa.

Pacific Rim and Southwest Asia

Heinz Wattie's Australasia. Established 1998.

- ☐ **H.J. Heinz Company Australia Ltd.** Established 1935. Hawthorn East, Victoria, Australia.
- ☐ **Heinz Wattie's Limited.** Acquired 1992. Hastings, New Zealand.
- ☐ **Tegel Foods Limited.** Acquired 1992. Newmarket, Auckland, New Zealand.

Heinz Japan Ltd. Established 1961. Tokyo, Japan.
Heinz-UFE Ltd. Established 1984. Guangzhou, People's Republic of China.
Heinz Cosco. Established 1999. Qingdao, People's Republic of China.
Heinz (China) Investment Company. Established 2002. Hong Kong, People's Republic of China.
Heinz-Meiweiyuan (Guangzhou) Food Co., Ltd. Established 2002. Guangzhou, People's Republic of China.
Heinz Korea Limited. Established 1986. Inchon, South Korea.
Heinz Win Chance Ltd. Established 1987. Bangkok, Thailand.
Heinz India (Private) Limited. Acquired 1994. Mumbai, India.
PT Heinz ABC Indonesia. Established 1999. Jakarta, Indonesia.
PT Heinz Suprama. Acquired 1997. Surabaya, Indonesia.
Heinz UFC Philippines. Established 2000. Manila, The Philippines.
Heinz Hong Kong Limited. Established 2000. Wanchai, Hong Kong, People's Republic of China.
Heinz Singapore Pte, Ltd. Established 2000. Republic of Singapore.
Heinz Sinsin Pte, Ltd. Acquired 2001. Republic of Singapore.

Heinz: A Definition H.J. Heinz Company is one of the world's leading marketers of branded foods to retail and foodservice channels. Heinz has number-one or number-two branded businesses in more than 50 world markets.

Among the company's famous brands are *Heinz* (a $2.5 billion global mega-brand), *Ore-Ida, Smart Ones, Classico, Wyler's, Delimex, Bagel Bites, Wattie's, San Marco, 9-Lives, Kibbles 'n Bits, Pounce, Farley's, Plasmon, BioDieterba, StarKist, John West, Petit Navire, Greenseas, UFC, Orlando, ABC, Honig, HAK, De Ruijter, Olivine* and *Pudliszki*. Heinz also uses the famous brands *Weight Watchers, Boston Market, T.G.I. Friday's, Jack Daniel's* and *Linda McCartney* under license.*

Heinz provides employment for approximately 46,500 people full-time, plus thousands of others on a part-time basis and during seasonal peaks.

Annual Meeting The annual meeting of the company's shareholders will be held at 11 a.m. on Thursday, September 12, 2002 in Pittsburgh at the Pittsburgh Hilton. The meeting will be Webcast live at www.heinz.com.

Copies of This Publication and Others Mentioned in This Report are available from the Corporate Affairs Department at the Heinz World Headquarters address or by calling (412) 456-6000.

Form 10-K The company submits an annual report to the Securities and Exchange Commission on Form 10-K.

Copies of this Form 10-K are available from the Corporate Affairs Department.

Investor Information Securities analysts and investors seeking additional information about the company should contact Jack Runkel, Vice President–Investor Relations, at (412) 456-6034.

Equal Employment Opportunity *H.J. Heinz Company hires, trains, promotes, compensates and makes all other employment decisions without regard to race, color, sex, age, religion, national origin, disability or other protected conditions or characteristics. It has affirmative action programs in place at all domestic locations to ensure equal opportunity for every employee.*

The H.J. Heinz Company Equal Opportunity Review is available from the Corporate Affairs Department.

* *See Management's Discussion and Analysis for brands to be merged with Del Monte Foods Company under the agreement announced June 13, 2002.*

Environmental Policy H.J. Heinz Company is committed to protecting the environment. Each affiliate has established programs to review its environmental impact, to safeguard the environment and to train employees.

The H.J. Heinz Company Environmental Report is available from the Corporate Affairs Department and is accessible on www.heinz.com.

Corporate Data *Transfer Agent, Registrar and Disbursing Agent (for inquiries and changes in shareholder accounts or to arrange for the direct deposit of dividends):*
Mellon Investor Services LLC, 85 Challenger Road, Overpeck Centre, Ridgefield Park, New Jersey 07660. (800) 253-3399 (within U.S.A.) or (201) 329-8660 or www.melloninvestor.com.

Auditors: PricewaterhouseCoopers LLP,
600 Grant Street, Pittsburgh, Pennsylvania 15219

Stock Listings:
New York Stock Exchange, Inc.
Ticker Symbols: Common–HNZ; Third Cumulative Preferred–HNZ PR

Pacific Exchange, Inc.
Ticker Symbol: Common–HNZ

TDD Services Mellon Investor Services can be accessed through telecommunications devices for the hearing impaired by dialing (800) 231-5469 (within U.S.A.) or (201) 329-8354.

H.J. Heinz Company
P.O. Box 57
Pittsburgh, Pennsylvania 15230-0057
(412) 456-5700
www.heinz.com

This entire report is printed on recycled paper.

Design: RKCI (Robinson Kurtin Communications! Inc) Major Photography: Bob Day Product Photography: Peggy Barnett



KEEP FROZEN • SERVING SUGGESTION
Linda McCartn
caroni
d Cheese
Delimex
CHICKEN
Tasty
Plasmon
oston Market® Gravy
Boston M
HONIG
BOSTON
Home Style Meals
MARKET
ROASTED
TURKEY
GRAVY
TWICE AS MUCH!
HEINZ
TOMATO KETCHUP
NET WT 0.636oz (18g)
MR. Yoshida's
FINE SAUCES
SWEET & SAVORY
ORIGINAL
GOURMET SAUCE


HEINZ
57
VARIETIES
Plasm
BOSTON MARKET
Home Style Meals
Chicken Pot Pie
Tender white meat chicken, carrots, peas,
green beans and corn in a tender, flaky crust
HEIN
TOMATO
KETCH
AUX TOMAT
HEINZ
375 mL
MICROWAVEABL